Exhibit 99.1

CATALYST PAPER CORPORATION

NOTICE OF
2010 ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS OF
CATALYST PAPER CORPORATION
TO BE HELD ON APRIL 28, 2010

MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING

TO THE HOLDERS OF COMMON SHARES OF CATALYST PAPER CORPORATION:

Notice is hereby given that the Annual and Special Meeting (the “Meeting”) of Catalyst Paper Corporation (the “Corporation”) will be held at the Delta Vancouver Airport Hotel, 3500 Cessna Drive, Richmond, British Columbia, on Wednesday, April 28, 2010 at 2:00 p.m., local time, for the following purposes:

1.	To place before the Meeting the consolidated financial statements of the Corporation for the year ended December 31, 2009, and the auditors’ report thereon;

2.	To elect the directors for the ensuing year;

3.	To reappoint auditors for the ensuing year;

4.	To consider and, if thought advisable, approve certain amendments to the Corporation’s Restricted Share Unit Plan; and

5.	To transact such other business as may properly come before the Meeting.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Proxy Circular accompanying this Notice.

The directors have fixed the close of business on March 17, 2010 as the record date for determining Shareholders who are entitled to attend and vote at the Meeting.

The consolidated financial statements and the auditors’ report for the year ended December 31, 2009 are contained in the Annual Report accompanying this Notice.

Shareholders are invited to attend the meeting.  Registered shareholders who cannot attend the Meeting in person, are encouraged to date, sign and deliver the accompanying proxy and return it in the enclosed envelope to the Corporation c/o Proxy Department,  CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1.  Non-registered shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy in accordance with the instructions provided by their broker or intermediary.  To be effective, the proxy must be received by CIBC Mellon Trust Company prior to 2:00 p.m. Vancouver time on Monday, April 26, 2010, or if the Meeting is adjourned, not less than 48 hours (excluding Saturdays and holidays) before the time for holding the adjourned Meeting.

DATED at Vancouver, British Columbia, this 19th day of March, 2010.

By order of the Board
(Signed) Valerie Seager
Corporate Secretary

MANAGEMENT PROXY CIRCULAR

March 19, 2010

SOLICITATION OF PROXIES

This management proxy circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of CATALYST PAPER CORPORATION (the “Corporation”) for use at the Annual and Special Meeting of the shareholders of the Corporation (the “Meeting”) to be held on Wednesday, April 28, 2010, and any adjournments thereof, at the time and place and for the purposes set forth in the accompanying Notice of Annual and Special Meeting (the “Notice”). The cost of solicitation of proxies will be borne by the Corporation.

VOTING BY PROXIES

The persons designated by management of the Corporation in the enclosed form of proxy are directors or officers of the Corporation.

The form of proxy accompanying this Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to the matters identified in the Notice and any other matters which may properly come before the Meeting or any adjournment thereof.  Management of the Corporation is not aware of any amendments to the matters to be presented for action at the Meeting or of any other matters to be presented for action at the Meeting.  However, if any amendment to matters identified in the accompanying Notice of meeting or any other matters which are not now known to management should properly come before the meeting or any adjournment thereof, the common shares of the Corporation (“Common Shares”) represented by properly executed proxies in favour of the persons designated by management will be voted on such matters pursuant to such discretionary authority.

On any ballot, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the registered holder of Common Shares (a “Shareholder”) as specified in the proxy with respect to any matter to be acted on. If a choice is not specified with respect to any matter, the Common Shares represented by a proxy given in favour of the persons designated by  management are intended to be voted for the nominees of management for directors and auditors and in favour of the proposed amendment to the Corporation’s Restricted Share Unit Plan.

A Shareholder has the right to appoint as proxyholder a person (who need not be a Shareholder) to attend and act for the Shareholder and on the Shareholder’s behalf at the Meeting or at any adjournment thereof other than the persons designated by management in the enclosed form of proxy, and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy.  In the case of registered Shareholders, the completed, dated and signed form of proxy must be delivered to the Corporation, c/o Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1, prior to 2:00 p.m. Vancouver time on Monday, April 26, 2010.  A self-addressed envelope is enclosed.  In the case of non-registered Shareholders who receive these materials through their broker or other intermediary, such Shareholders should complete the form of proxy in accordance with the instructions provided by their broker or intermediary.  See “Advice to Beneficial Holders of Shares” below.

ADVICE TO BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is of significant importance to persons who beneficially own Common Shares which are not registered in their own name. Shareholders who hold Common Shares through intermediaries (such as banks, trust companies, securities dealers or brokers or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan) or who otherwise do not hold the Common Shares in their own name should note that only proxies deposited by persons whose names appear on the records of the Corporation may be recognized and acted upon at the Meeting. Common Shares held through intermediaries by Shareholders who have not received the Meeting materials directly from the Corporation or CIBC Mellon Trust Company (the “Transfer Agent”) can only be voted for or against the matters to be considered at the Meeting by following instructions received from the intermediary through which those Common Shares are held. Without specific instructions from the beneficial holder, intermediaries are required not to vote the Common Shares held by them. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of intermediaries are held unless the beneficial holder has consented to the disclosure of such information to the Corporation. See “Additional Information for Non-Registered Shareholders” below.

Applicable securities laws require intermediaries to forward meeting materials and seek voting instructions from beneficial holders of Common Shares in advance of the Meeting. Intermediaries typically have their own mailing procedures and provide their own return instructions, which should be carefully followed by beneficial holders in order to ensure that their Common Shares are voted at the Meeting. Typically, intermediaries will use service companies to forward meeting materials and voting instructions to beneficial holders. Beneficial holders who receive Meeting materials from an intermediary will generally either be provided with:

(a)
a form of proxy which has already been signed by the intermediary (typically by facsimile stamped signature), which is restricted as to the number of securities beneficially owned by the beneficial holder, but which is otherwise not completed by the intermediary. In this case, the beneficial holder who wishes to submit a proxy in respect of beneficially owned Common Shares should properly complete the remainder of this form of proxy and follow the instructions from the intermediary as to delivery; or

(b)
more typically, a voting instruction form, which must be completed, signed and delivered by the beneficial holder (or, if applicable, such other means as set out in the form) in accordance with the directions on the voting instruction form.

The purpose of these procedures is to permit beneficial holders to direct the voting of the Common Shares they beneficially own. If you are a beneficial holder who receives either a form of proxy or voting instruction form from an intermediary and you wish to attend and vote at the Meeting in person (or have another individual attend and vote in person on your behalf), you should strike out the names of the individuals named in the form of proxy and insert your name (or such other person’s name) in the blank space provided or, in the case of a voting instruction form, contact the intermediary. A beneficial holder should carefully follow the instructions of his or her intermediary and/or his or her intermediary’s service company.

Additional Information for Non-Registered Shareholders

This Circular and accompanying materials are being sent to both registered and beneficial owners of Common Shares. There are two kinds of beneficial holders of Common Shares: those who object to their name being made known to the Corporation (called OBOs or Objecting Beneficial Owners) and those who do not object to the Corporation knowing who they are (called NOBOs or Non-Objecting Beneficial Owners). Provided the Corporation complies with the applicable provisions of Canadian securities legislation, the Corporation is permitted to directly deliver the Meeting materials to its NOBOs. If you are a non-registered Shareholder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities legislation from the intermediary holding the Common Shares on your behalf.

By choosing to send these materials to you directly, the Corporation has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, if you are a NOBO, you can expect to receive with your Meeting materials a Voting Instruction Form (“VIF”) These VIFs are to be completed and returned to CIBC Mellon Trust Company (“the “Transfer Agent”) in the envelope provided or by facsimile. The Transfer Agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs it receives.

REVOCABILITY OF PROXIES

A Shareholder executing and delivering a proxy has the power to revoke it in accordance with the provisions of section 148(4) of the Canada Business Corporations Act, which provides that every proxy may be revoked by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing and delivered either to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner provided by law.

PERSONS MAKING THE SOLICITATION

This solicitation of proxies is made by management of the Corporation. The cost of the solicitation has been and will be borne by the Corporation.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at March 19, 2010 the authorized capital of the Corporation consists of an unlimited number of Common Shares and 100,000,000 preferred shares, of which 381,753,490 Common Shares and no preferred shares are issued and outstanding.  The Common Shares are entitled to be voted at the Meeting and on a ballot each Common Share is entitled to one vote.  The Board of directors of the Corporation has fixed the record date for determination of the Shareholders entitled to attend and vote at the Meeting as March 17, 2010.  Any holder of Common Shares of record at the close of business on the record date is entitled to vote the Common Shares registered in such Shareholder’s name at that date on each matter to be acted upon at the Meeting.  A simple majority of votes cast are required to approve all matters to be submitted to a vote of Shareholders at the Meeting, other than the election of directors.

To the knowledge of the directors and executive officers of the Corporation, as at March 19, 2010 the only persons that beneficially own, directly or indirectly, or exercise control or direction over, more than 10 per cent of the outstanding Common Shares are:

(i)
Third Avenue Management LLC (“TAM”) who has advised the Corporation that as at March 1, 2010 client accounts managed by TAM own in the aggregate 129,297,001 Common Shares representing approximately 33.87% of the issued and outstanding Common Shares, and TAM has voting control over 119,535,373 Common Shares, representing 31.31% of the issued and outstanding Common Shares; and

(ii)
Letko, Brosseau & Associates, who reported on February 10, 2010 that the aggregate number of Common Shares held by all of its managed accounts as at December 31, 2009 was 42,521,204 Common Shares representing 11.13% of all outstanding Common Shares.

The directors and officers of the Corporation as a group beneficially own, directly or indirectly, or exercise control or direction over, less than one per cent of the  issued and outstanding Common Shares.

ELECTION OF DIRECTORS

The number of directors to be elected at the Meeting is nine.  Each person whose name appears hereunder is proposed by management to be nominated for election as a director of the Corporation to serve until the next annual meeting of the Shareholders of the Corporation or until they sooner cease to hold office.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed nominee’s name.  Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the person(s) designated by management of the Corporation in the enclosed form of proxy, in their discretion, in favour of another nominee.

The following table sets forth information with respect to each person proposed to be nominated for election as a director, including the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by such person or the person’s associates or affiliates as at March 19, 2010.  The information as to shares beneficially owned or over which control or direction is exercised has been furnished by the respective proposed nominees individually.

THOMAS S. CHAMBERS, B.A., FCA, ICD.D
Director since: October 30, 2003
Age: 65
Vancouver, British Columbia
Canada
Mr. Chambers is the President of Senior Partner Services Ltd., which provides business advisory services. He is a chartered accountant and a retired partner of PricewaterhouseCoopers LLP. He was an audit partner at PricewaterhouseCoopers from 1976 to 2002 and was the managing partner of PricewaterhouseCoopers’ and its predecessor’s Canadian audit practice from 1996 to 2001.
Mr. Chambers holds a Bachelor of Arts degree from University of British Columbia. He is a member of the Institute of Corporate Directors and was the chair of the British Columbia chapter of that organization from 2002 to 2004.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	13/13	100%
•     Coopers Park Corporation
○      Chair, Audit Committee
•    MacDonald Dettwiler & Associates Ltd.
○      Chair, Audit Committee
○      Member, Governance Committee
•    Viterra Inc.
○       Chair, Audit Committee
○       Member, Compensation Committee

Audit Committee	4/4	100%
Environmental, Health and Safety Committee	3 /4	75%
Securities Held
Common Shares		Deferred Share Units (“DSUs”)	Options	Restricted Share Units (“RSUs”)
134,200		263,065	97,765	128,276

GARY COLLINS
Director since: April 27, 2005
Age: 45
Vancouver, British Columbia
Canada
Mr. Collins is the Senior Vice President of Belkorp Industries Inc.  From December, 2004 to December, 2006 he was the President and Chief Executive Officer of HMY Airways Inc., an airline company. From 1991 to 2004 he was a member of the British Columbia Legislative Assembly, and he was Minister of Finance of British Columbia from June, 2001 to December, 2004.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	13/13	100%	• Liquor Stores Income Fund ○ Chair, Compensation & Governance Committee ○ Member, Audit Committee • Lantic Inc. ○ Member, Compensation Committee • Jazz Air Income Fund ○ Member, Audit Committee
Audit Committee	4/4	100%
Governance Committee	3/4	75%

Securities Held(1)
Common Shares		DSUs	Options	Restricted Share Units
NIL		533,143	97,765	108,948

MICHEL DESBIENS
Director since: May 24, 2006
Age: 70
Beaconsfield, Quebec
Canada
Mr. Desbiens is a retired forest products company executive. Mr. Desbiens began his career with Abitibi-Price Inc., rising through progressively senior management positions before moving to Domtar Inc., where he held several senior executive portfolios. He went on to become president and chief executive officer of Donohue Inc. before moving to Abitibi-Consolidated Inc. as chairman of the board and special advisor. Following a two-year assignment as a forestry consultant, Mr. Desbiens moved to Quebecor World Inc. in 2002, where he became president and chief executive officer until March 2003. He continued to provide forestry consulting services from February 2001 to May, 2006.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	13/13	100%
•     Cascades Inc.
     ○       Chair, Human Resources Committee
     ○     Member, Safety and Environment Committee
•     Rogers Sugar Income Fund (trustee)
   ○     Chair, Corporate Governance Committee
○       Member, Audit Committee
•     Lantic Inc.
○      Member, Audit Committee

Environmental, Health and Safety Committee	2/4	25%
Securities Held
Common Shares		DSUs	Options	RSUs
37,695		10,547	146,650	170,544

WILLIAM F. DICKSON
Director since: June 9, 2008
Age: 69
Vancouver, British Columbia
Canada
Mr. Dickson is Chairman of Fraserwood Industries Ltd., a family-owned timber remanufacturing business, and a former partner of and counsel to Lawson Lundell LLP where he practised corporate and commercial law for over 30 years.
Mr. Dickson is a graduate of Dalhousie and Harvard Law Schools and was appointed Queen’s Counsel in 2004.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	13/13	100%	• NIL
Governance Committee	4/4	100%
Human Resources and Compensation Committee	5/5	100%
Securities Held
Common Shares		DSUs	Options	RSUs
25,000		NIL	48,000	80,160

BENJAMIN C. DUSTER, IV
Director since: December 1, 2006
Age: 49
Atlanta, GA
United States
Mr. Duster is an executive managing director with the financial advisory firm Watermark Advisors. From 2001 to 2005 he was a partner with Masson & Company, LLC, a turnaround management and financial restructuring firm. Prior to that he was a Managing Director with Wachovia Securities. From 1981 to 1997 Mr. Duster held a number of positions at Salomon Brothers, most recently that of Vice President, Mergers & Acquisitions.
Mr. Duster holds a B.A. in Economics (Honors) from Yale University, an MBA from Harvard Business School and a J.D. from Harvard Law School. He was admitted to the Illinois Bar in 1985.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	11/13	85%	• RCN Corporation ○ Chair, Audit Committee • Ormet Corporation ○ Chair, Audit Committee • Netia SA
Human Resources and Compensation Committee	5/5	100%
Securities Held
Common Shares		DSUs	Options	RSUs
1,000,000		10,547	97,765	83,704

RICHARD GARNEAU
Director since: March 28, 2007
Age: 62
Vancouver, British Columbia
Canada
Richard Garneau was appointed the Corporation’s president and chief executive officer on March 26, 2007.
Mr. Garneau has an extensive industry background in paper and forest products, gained in operational and finance roles. In his previous role as executive vice president, operations for Domtar Inc., he was responsible for the paper, pulp and wood sectors.
He began his industry career in 1974 at Donohue Inc., where he held a number of senior positions. Mr. Garneau then served as president of Finlay Forest Industries from 1994 to 1997, chief financial officer for St. Laurent Paperboard from 1997 to 2000 and vice president, finance and chief financial officer at Norampac, where he was directly involved in acquisitions. In 2002, he joined Domtar as senior vice president, forest products, a position he held until 2005, when he was appointed executive vice president, operations.
Mr. Garneau is a chartered accountant, and holds a bachelor of administration degree from Laval University.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	12/12	100%	• NIL
Securities Held
Common Shares		DSUs	Options	RSUs
65,001		NIL	NIL	66,800

DENIS JEAN
Director since: March 28, 2007
Age: 61
Lac Megantic, Quebec
Canada
Mr. Jean is a corporate director and consultant. From April 2002 to August 2005 he was President and Chief Executive Officer of Cascades Fine Papers Group Inc. Prior to that he was with Abitibi Consolidated Inc., where he was the Senior Vice President, Eastern Operations, from October, 2001 to March, 2002 and the Senior Vice President, Northern Operations from June, 2000 to March, 2002.  Prior to that, he held executive positions with Donohue Inc.
Mr. Jean holds a BSc.A (electrical engineering) from Université de Montréal.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	13/13	100%	• NIL
Environmental, Health and Safety Committee	4/4	100%
Securities Held
Common Shares		DSUs	Options	RSUs
8,891		NIL	97,765	80,160

JEFFREY G. MARSHALL
Director since: December 1, 2006
Age: 65
Niagara-on-the-Lake, Ontario
Canada
Mr. Marshall is chairman of Smith Marshall, a strategic partnership which provides business consulting services to industry.  From 1997 to 2003 he was the President and Chief Executive Officer of Aluma Enterprises Inc., a construction technology company.  Prior to that, he was the President and Chief Executive Officer of Ontario Clean Water Agency.  He was also the President and Chief Executive Officer of Marshall Drummond McCall Inc. and Marshall Steel Limited.
Mr. Marshall holds a Bachelor of Applied Science (Civil) degree from Queen’s University and a Masters of Business Administration from McGill University.  He is a graduate of the University of Western Ontario’s Director Program and a Professional Engineer.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	13/13	100%	• Neenah Foundry Company ○ Chair, Compensation Committee ○ Member, Audit Committee ○ Member, Governance Committee • Ormet Corporation ○ Chairman
Audit Committee	4/4	100%
Environmental, Health and Safety Committee	4/4	100%
Securities Held
Common Shares		DSUs	Options	RSUs
30,000		190,257	97,765	89,642

AMIT B. WADHWANEY
Director since: December 1, 2006
Age: 56
New York, NY
United States
Mr. Wadhwaney is a portfolio manager and senior research analyst with Third Avenue Management LLC and has held that position since 1999.  From 1990 to 1994 he worked as a portfolio manager for an affiliate of Third Avenue and from 1994 to 1999 for other New York based asset management companies.  Prior to that, Mr. Wadhwaney was a research analyst, and from 1975 to 1988 he was a senior analyst with Domtar Inc., a paper and forest products producer.
Mr. Wadhwaney holds Bachelor of Science degrees in Chemical Engineering and Mathematics from the University of Minnesota, a B.A. (Honors) and an M.A. in Economics from Concordia University (Montreal) and an MBA from the University of Chicago.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of directors	10/13	77%	• NIL
Governance Committee	4/4	100%
Human Resources and Compensation Committee	3/5	60%
Securities Held(1)
Common Shares		DSUs	Options	RSUs
NIL		NIL	NIL	NIL

(1)
As at March 1, 2010 Third Avenue Management LLC, of which Mr. Wadhwaney is a director and an employee, exercises dispositional authority over 33.87% of the outstanding Common Shares and exercises voting control over 31.31% of the outstanding Common Shares. As such, Mr. Wadhwaney has waived all director compensation (other than reimbursement of expenses) for the time being.

The Corporation does not have an executive committee.

Mr. Marshall and Mr. Duster are both directors of Ormet Corporation.  Mr. Marshall is a director of Neenah Foundry Company, which filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on February 3, 2010.

AMENDMENT TO RESTRICTED SHARE UNIT PLAN

On March 11, 2010 the Board of directors approved a proposed amendment to the Catalyst Paper Corporation 2007 Restricted Share Unit Plan (the “RSU Plan”), which is subject to Shareholder approval and the final approval of the Toronto Stock Exchange (the “TSX”).

At the Meeting, Shareholders will be asked to approve a resolution authorizing an amendment to the RSU Plan to increase the maximum number of Common Shares which may be issued pursuant to the RSU Plan from 7,000,000 to 9,500,000.  In order to be approved, the resolution must be passed by a majority of the votes cast by the holders of Common Shares present in person or represented by proxy at the Meeting.  In the absence of contrary instructions, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the resolution to authorize the amendment to the RSU Plan.

The RSU Plan is designed to attract, retain, incent and reward the services of the Corporation’s directors and employees.  For a description of the RSU Plan, see “Compensation Discussion and Analysis - Mid and Long Term Incentive Plan” on page 18.  Shareholders are invited to consider, and if thought advisable, to approve with or without variation, the resolution set out below, approving the amendment to the RSU Plan described below.  A copy of the RSU Plan, which has been blacklined to represent the proposed change, is attached as Schedule A to this Circular.

The RSU Plan currently authorizes the issuance of up to 7,000,000 Common Shares representing approximately 1.83% of the issued and outstanding Common Shares.  To date, no Common Shares have been issued pursuant to any RSUs, although 218,519 RSUs previously issued pursuant to the 2007 MLTIP have been cancelled, resulting in 6,781,481 Common Shares currently issuable under the RSU Plan.  As at March 19, 2010 a total of 958,738 RSUs are outstanding, representing 958,738 Common Shares, or 0.25% of the outstanding Common Shares and 14.14% of all Common Shares issuable under the RSU Plan.  There are currently 5,822,743 RSUs under the RSU Plan, representing 1.52% of the outstanding Common Shares.  Each RSU entitles the holder, upon vesting, to receive one Common Share.  RSUs are used by the directors of the Corporation as a means of providing mid-term incentive compensation and to retain and attract employees.  The amount of RSUs granted to a director or employee is usually based on a target value at the time of the grant, and this value is based, in part, on the trading price of the Common Shares.  The price of the Common Shares has declined significantly over the last year, requiring an increase in the number of RSUs that must be granted to reach the intended value target at the time of grant.  The Board of directors of the Corporation believes RSUs are a useful means of aligning directors’ and employees’ compensation with the mid-term goals of the Corporation.  The Board of directors believes that the number of RSUs currently available for grant is not sufficient to meet the Corporation’s anticipated compensation requirements over the next few years.   Accordingly, in order to permit the grant of up to 2,500,000 additional Common Shares under the RSU Plan, the Board of directors has approved an amendment to the RSU Plan to increase the maximum number of Common Shares which may be issued under the RSU Plan from 7,000,000 to 9,500,000.

If the proposed resolution is approved by the Shareholders, the total number of Common Shares issuable under the RSU Plan, including pursuant to currently outstanding RSUs, would be 9,281,481 representing approximately 2.41% of the total issued and outstanding Common Shares.  In addition, the total number of Common Shares issuable under both the RSU Plan and the Corporation’s Stock Option Plan (see “Incentive Plan Awards - Stock Option Plan” on page 22) would represent approximately 5.55% of the total issued and outstanding Common Shares.

Recommendation of the Board of directors and Resolution

The TSX has conditionally approved the amendment described above, subject to approval of the Shareholders.  The Shareholders will be asked at the Meeting, or any adjournment thereof, to consider and, if deemed advisable, adopt the following resolution:

RESOLVED THAT the amendment to the Catalyst Paper Corporation 2007 Restricted Share Unit Plan adopted by the Board of directors of the Corporation on March 11, 2010 and described in the management proxy circular dated March 19, 2010 is approved.

REAPPOINTMENT OF AUDITORS

KPMG LLP are the current auditors of the Corporation.  At the meeting the holders of Common Shares will be asked to reappoint KPMG as auditors of the Corporation to hold office until the next annual meeting of the Shareholders of the Corporation or until a successor is appointed.  A predecessor firm of KPMG LLP was first appointed to such office in 1946.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the re-appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of the Shareholders or until a successor is appointed.

DIRECTOR COMPENSATION

The Human Resources and Compensation Committee of the Board of directors (the “Compensation Committee”) is responsible for annually reviewing directors’ compensation and making recommendations to the Board.  Directors may receive their compensation in the form of cash or deferred share units, or a combination of both.  Directors are expected to own at least 25,000 DSUs, RSUs and/or Common Shares within two years of joining the Board.

In 2007 the Board restructured the directors’ compensation policy to help instill a compensation philosophy that average performance merits below average pay and rewards superior performance with top decile pay.  In restructuring the directors’ compensation, the Board considered median to 75th percentile average director compensation for publicly listed companies in North America.  Under this compensation policy, no meeting fees are paid and annual cash retainer and equity compensation are set to fall at or below median annual director compensation for public comparators.  Directors can make up this gap based on the performance of stock options and RSUs received if the market value of the Common Shares increases during their tenure.  Stock options are issued annually with an exercise price set 25% above the weighted average price of the Common Shares on the TSX over the five days prior to the date of grant.  In addition, a one time grant of RSUs was issued to each director in 2007 (unless waived, as is the case with Mr. Amit Wadhwaney of Third Avenue Management LLC and other than Mr. Dickson, who joined the Board in June 2008 and received such grant shortly thereafter).  The RSUs vest three years following the date of grant, and are intended to compensate directors for attending Board and committee meetings and foster focused value-enhancing commitment beyond the participation expected at formal meetings.  The following table shows the current director compensation policy.

Item	Amount
Chair’s Annual Fee
• Annual cash retainer	$125,000
    •     Annual stock option grant (options are granted with an exercise price set 25% above the Common Share market price on the date of grant and vest one third on the first, second and third anniversary of the date of grant)
36,000 options
• RSUs (One time initial grant made to current and future Chairs when they are appointed. RSUs vest three years after their grant date.)	125,000 RSUs
Director’s Annual Fee
• Annual cash retainer	$60,000
    •     Annual stock option grant (options are granted with an exercise price set 25% above the Common Share market price on the date of grant and vest one third on the first, second and third anniversary of the date of grant)
24,000 options
• Restricted share units (One time initial grant made to current and subsequent directors when they join the Board. RSUs vest three years after their grant date.)	60,000 RSUs
Committee Chair’s Annual Fee (other than Audit Committee Chair)	$10,000
Committee Member’s Annual Fee	$5,000
Audit Committee Chair’s Annual Fee	$15,000
Special Committees
• Special Committees requiring five or less meetings	Chair $2,500
Member $1,500
• Special Committees requiring six or more meetings	Chair $5,000
Member $3,000

Mr. Amit Wadhwaney, a director and employee of Third Avenue Management LLC, which as at March 1, 2010 exercised voting control over approximately 31.31% of the Common Shares, has waived his entitlement to director compensation for the time being, other than reimbursement of expenses.

Directors may choose to convert all or part of their cash compensation into DSUs. The number of DSUs granted to a director is equal to the elected amount of the compensation divided by the weighted average price of the Common Shares on the TSX over the ten days prior to the calculation date.  The value of the DSUs is payable by the Corporation only after the director’s departure from the Board and is equal to the number of DSUs held by the director multiplied by the weighted average price of the Common Shares on the TSX over the ten days prior to the relevant redemption date.  Directors may elect to redeem their DSUs at any time prior to December 15th of the year following the year they ceased to be a director.  All amounts are paid in cash, subject to statutory withholdings.  A director may change his or her DSU election prior to the commencement of each calendar year.

The following table sets out the DSUs held by directors as at December 31, 2009:

Director	Number of DSUs Held as at December 31, 2009	Percentage of Cash Compensation as DSUs in 2009(1)
Thomas Chambers	263,065	0%
Gary Collins	533,143	100%
Michel Desbiens	10,547	0%
William Dickson	-	0%
Benjamin Duster	10,547	0%
Richard Garneau	-	0%
Jeffrey Marshall	190,257	50%
Denis Jean	-	0%
Amit Wadhwaney	-	0%

(1)	Mr. Marshall elected to receive cash compensation commencing the third quarter of 2009. Mr. Collins elected to receive cash compensation during 2010.

The following table shows the value and components of the cash compensation elements paid to the Corporation’s directors in 2009:

Director(1)	Annual Board Retainer ($)	Annual Committee Retainer ($)	Annual Committee Chair Retainer ($)	Total Fees (Cash) ($)
Thomas Chambers(2)	60,000	5,000	15,000	80,000
Gary Collins(2)	60,000	10,000	-	70,000
Michel Desbiens	125,000	5,000	-	130,000
William Dickson	60,000	10,000	-	70,000
Benjamin Duster	60,000	-	10,000	70,000
Denis Jean	60,000	5,000	-	65,000
Jeffrey Marshall(2)	60,000	5,000	10,000	75,000
Amit Wadhwaney(3)	-	-	-	-

(1)
Mr. Garneau, as Chief Executive Officer of the Corporation, does not receive compensation in his capacity as a director.  The table does not include $23,333 in directors fees paid to Mr. Neal Goldman, who ceased to be a director on April 28, 2009.

(2)	Messers. Collins and Marshall received all or a portion of their cash compensation as DSUs.

(3)
Mr. Wadhwaney, a director and employee of Third Avenue Management, LLC which exercises voting control over approximately 31.31% of the Common Shares, has waived all director compensation (other than reimbursement of expenses) for the time being.

The following table shows all compensation provided to the directors for the Corporation’s most recently completed financial year other than Mr. Garneau who, as Chief Executive Officer of the Corporation, does not receive compensation in his capacity as a director.

Name	Fees earned ($)	Share based awards ($)	Option based awards ($)(1~~)~~	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Thomas Chambers	80,000	-	3,770	-	-	-	83,770
Gary Collins	70,000	-	3,770	-	-	-	73,770
Michel Desbiens	130,000	-	5,656	-	-	-	135,656
William Dickson	70,000	-	3,770	-	-	-	73,770
Benjamin Duster	70,000	-	3,770	-	-	-	73,770
Neal Goldman(2)	23,333	-	3,770	-	-	-	27,103
Denis Jean (3)	65,000	-	3,770	-	-	5,000	73,770
Jeffrey Marshall	75,000	-	3,770	-	-	-	78,770
Amit Wadhwaney	-	-	-	-	-	-	-

(1)   Represents the fair value of options granted in 2009 on the date of grant.  The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions:

2009
Risk-free interest rate	3.0%
Annual dividends per share	NIL
Expected stock price volatility	45.0%
Expected option life (in years)	10
Average fair value of options granted (in dollars)	$0.16

      The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the stock option.  The Corporation estimated the annual dividends per share, expected stock price volatility and expected option life based upon historical experience.

(2)    Mr. Goldman ceased to be a director on April 28, 2009.

(3)   Mr. Jean was paid $5,000 for consulting services he provided to the Corporation.

The following table shows all outstanding share based and option based awards for each director as at December 31, 2009.

	Option Based Awards(1)					Share Based Awards(2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date ($)	Value of unexercised in-the-money options ($)		Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
Thomas Chambers	24,000 24,000 25,765 24,000	4.57 1.95 1.44 0.40	3/28/2017 1/16/2018 7/29/2018 2/12/2019	-		128,276	25,655
Gary Collins	24,000 24,000 25,765 24,000	4.57 1.95 1.44 0.40	3/28/2017 1/16/2018 7/29/2018 2/12/2019	-		108,948	21,790
Michel Desbiens	36,000 36,000 38,650 36,000	4.57 1.95 1.44 0.40	3/28/2017 1/16/2018 7/29/2018 2/12/2019	-		170,544	34,109
William Dickson	24,000 24,000	1.44 0.40	7/29/2018 2/12/2019	-		80,160	16,032
Benjamin Duster	24,000 24,000 25,765 24,000	4.57 1.95 1.44 0.40	3/28/2017 1/16/2018 7/29/2018 2/12/2019	-		83,704	16,740
Denis Jean	24,000 24,000 25,765 24,000	4.57 1.95 1.44 0.40	3/28/2017 1/16/2018 7/29/2018 2/12/2019	-		80,160	16,032
Jeffrey Marshall	24,000 24,000 25,765 24,000	4.57 1.95 1.44 0.40	3/28/2017 1/16/2018 7/29/2018 2/12/2019	-		89,642	17,928
Amit Wadhwaney(3)	-	-	-	-	-	-	-

Notes:

(1)
Underlying securities are Common Shares.   All options vest as to one-third on the first, second and third anniversary of the date of grant.  Options which expire on 3/28/2017, 1/16/2018 and 2/12/2019  were granted pursuant to the director compensation program.   Options which expire on 7/29/2018 were granted to compensate the holder for the diminution in value of previously granted options caused by the dilutive impact of a rights offering completed in 2008 (the “Rights Offering”).

(2)
Reflects outstanding RSUs.  Underlying securities are Common Shares.  The RSUs vest three years from their grant date and represent RSUs granted pursuant to the director compensation program and RSUs granted to compensate the holder for the diminution in value of previously granted equity based compensation caused by the dilutive impact of the Rights Offering.

(3)	Mr. Wadhwaney has elected to waive his entitlement to director compensation for the time being, other than reimbursement of expenses.

None of the RSUs held by directors vested during 2009.  Of the options held by directors that vested during 2009 or before then, none were in-the-money during all of 2009.  As a result, no value vested for either options or RSUs during the year.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Corporation’s executive compensation strategy is based on a compensation philosophy which includes three principal components:

(i)	base salary and benefits aimed at compensating the executive for specific and general accountabilities as well as the skills, knowledge and experience brought to the job;

(ii)	short term incentives payable in cash intended to focus initiative on annual objectives and reward behaviour that achieves corporate performance targets; and

(iii)	mid and long term incentives granted through the issuance of stock options and restricted share units to encourage the enhancement of shareholder value.

The total compensation strategy is intended to accomplish the following objectives:

•	to attract executive officers who have demonstrated superior leadership and management skills;

•	to retain the services of valued members of the executive team throughout the normal business cycles typical of resource-based companies;

•	to link the interests of the executive officers with those of the shareholders; and

•	to motivate executive officers to achieve excellence within their respective areas of accountability.

The Corporation believes these objectives will be reached with a total compensation package which corresponds to base salary levels set at a discount to comparator median levels of compensation, where executive officers have the potential to more than make up for such discount through awards under the short, mid and long term incentive plans aimed at top decile comparator levels.  Actual awards paid to executives will vary based upon both individual and corporate performance.  Under this philosophy average performance is expected to merit below average pay and superior performance is rewarded with top decile pay.

Each position is assigned a salary range and a benefit program which is adjusted to maintain the desired competitive position in the market place.  Salaries, benefits and perquisites are generally reviewed annually and adjustments are made when appropriate.

Various sources of market data are used to ensure that executive compensation levels are aligned with competitive market trends and that the executive compensation plan remains competitive relative to total compensation packages for similar roles in the forest industry and general industry.  Three sources of market data are used which include: The Hay Group - Forest Industry Survey, The Hay Group - All Industrial Average Survey and Towers Perrin - Forest Industry Survey.  The surveys include comparable compensation data for pulp, paper and forest products companies in North America.

Independent Consultants

The Compensation Committee regularly receives a report from an independent consultant which provides the committee with information on current compensation practices. In 2009 the Compensation Committee retained Towers Watson to provide advice on the market competitiveness of the Corporation’s executive compensation.  Management also retained Towers Watson for certain consulting services in 2009 relating to the competitiveness of compensation for certain staff positions.  The aggregate paid to Towers Watson in respect of all such services was $25,545, exclusive of tax.  In addition, management engaged Mercer (Canada) Limited to provide specific support on one matter in the recently completed fiscal year at a cost of $525.  Towers Watson also provides pension consulting and actuarial services to the Corporation, and Mercer provides general employee compensation, pension, and benefit consulting services and benefit administration services.

Decisions made by the Corporation with respect to the compensation of its executives are its own responsibility and reflect factors and considerations other than the information provided by any compensation consulting firms.

Base Salary, Benefits and Perquisites

Base salaries are targeted at the 75th percentile based on the Hay Forest Industry Survey and at the 50th percentile based on the Hay All Industrial Average where possible.  Variability may exist between the 50th and 90th percentile based on the knowledge, experience and performance that the executive brings to his or her respective position.

In the past, the Corporation provided a number of perquisites to some or all executives, including leased cars and club membership.  Consistent with a general trend the Corporation eliminated many of these benefits in 2009.

Short Term Incentive Plan

The executive short-term incentive plan (“STIP”) provides variable pay based on the achievement of measurable corporate and individual performance objectives.  Each executive position has a target STIP award value that is expressed as a percentage of base salary.  The percentage of base salary represented by the target STIP award for each Named Executive Officer (as defined below) is as follows:  Mr. Garneau: 132%; Mr. Baarda: 45% (40% in 2009); Mr. Crowley: 45%; Mr. Boniferro: 40%; Mr. Johnston: 40%.  Target STIP potential is established at the 75th percentile and the 90th percentile level of total cash compensation reflected in market data contained in both the Hay Forest Industry Survey Report and the Hay All Industrial Average Survey.  STIP targets and awards are designed to be reflective of executive performance and are linked to specific value creation within the organization, critical to the viability of a cyclical business.

STIP awards are allocated in cash, although at the executive’s discretion, all or a portion of the award may be redirected in the form of restricted share units.

In 2009, the maximum STIP amount payable to all salaried employees of the Corporation, including the Named Executive Officers, was capped at 10% of 2009 free cash flow as reported in the Corporation’s  management discussion and analysis for the year ended December 31, 2009.  If the aggregate amount of STIP awards payable, based on achievement of pre-established objectives, exceeded the 10% free cash flow amount, individual STIP payments were to be prorated.  Notwithstanding that a portion of the 2009 STIP award was payable based upon the achievement of certain departmental and personal objectives, the Corporation elected not to make STIP payments to any employees in 2009, including the Named Executive Officers.  Free cash flow of $29.3 million was generated in 2009, 10% of which was available for STIP payments.  However, this was the result of management’s decision to significantly reduce capital and maintenance expenditures.  Without such reductions, free cash flow would have been negative.  Taking this into account, as well as the importance of conserving cash, no STIP payments were made in respect of 2009.

STIP Metrics

The total STIP award for the Corporation’s executives is determined by the Board each year.  Each STIP award is composed of three parts, a corporate component, a department component and a discretionary component, and the relative weighting of these three components is determined by the Board each year.  Performance contracts are created for each executive, which define the quantifiable corporate and department metrics that each executive commits to achieving over the course of the year.  Actual performance compared to target is assessed annually on a scale from 0% to 100%.  The Chief Executive Officer then recommends specific STIP awards for executives to the Compensation Committee based on these achievements, and the Compensation Committee recommends to the Board the appropriate STIP award for the Chief Executive Officer and the executive.  Although, as described above, the Corporation elected not to make any STIP payments in respect of 2009, the Board nevertheless completed its determination of what amounts would otherwise have been payable to each executive under the corporate and department components of the STIP.

Corporate Component (50%)

The corporate portion is based on the achievement of a number of corporate targets as determined by the Board each year. This component may also include an amount awarded at the Board’s discretion.  For 2009 the corporate component made up 50% of the STIP award and consisted of specific targets for safety, operating earnings, labour cost reductions and free cash flow.

Department  Component (30%)

The department component is based on the achievement of quantifiable business objectives specific to the executive’s area of oversight.  In 2009, these department components made up 30% of the STIP award.

Board Discretion (20%)

In 2009 the Board discretion component made up 20% of the STIP award.  The Board takes into account a variety of factors in determining the amount of the discretionary component for each executive including the individual’s overall contribution and commitment to the Corporation’s strategic objectives and performance.

2009 STIP Targets  - Scorecard

The targets for the corporate component of the 2009 STIP award, and performance as measured against those targets, are as follows:

Measure and Weighting	Results vs Target
Safety (20%)	The 2009 targets for medical incidents and lost time injuries were not met.
Operating earnings (50%)	The 2009 operating earnings target of $97.5 million was not achieved. Adjusted operating earnings (loss) for 2009 was ($42.6 million).
Labour cost reductions (10%)	The labour cost target of $84/tonne was not achieved. The adjusted labour cost for 2009 was $92/tonne.
Free cash flow (20%)	The adjusted free cash flow target of $144 million was not achieved. The adjusted free cash flow for 2009 was $47.2 million.

Based on the above, for 2009 none of the corporate component of the STIP award was earned.

The targets for the department component of the STIP award, and performance as measured against those targets, are as follows:

Department	Targets	Results vs Target
Chief Executive Officer	Targets were the same as the objectives for the corporate component and consisted of targeted achievements in safety, operating earnings, labour, costs reductions and free cash flow.	None of these targets were achieved.
Chief Financial Officer	Targeted achievements in finance SG&A costs, forecast accuracy, average month end timing and SOx reporting.	83% of the department component was achieved.
Senior Vice President, Sales and Marketing	Targeted achievements in SG&A costs, volume, inventory and market share versus benchmark.	83% of the department component was achieved.
Senior Vice President, Human Resources	Targeted achievements in labour agreements, organizational development and design, reporting, training and benefit costs.	50% of the department component was achieved.
Vice President, Operations Newsprint, Recycling & Recovered Paper	Targeted achievements in safety, quality, productivity, cost and yield.	55% of the department component was achieved.
Vice President, Operations Specialties and Pulp	Targeted achievements in safety, quality, productivity, cost and yield.	52% of the department component was achieved.

No awards in respect of the discretionary component of the STIP award were made.

Mid and Long Term Incentive Plan

The Board believes that executives should have a stake in the Corporation’s future and their interests should be aligned with those of the shareholders.  In 2007, the Compensation Committee substantially revised the Corporation’s long term incentive plan and implemented a new mid and long term incentive plan (“2007 MLTIP”) designed to more effectively achieve this objective.  The 2007 MLTIP measured results over a three year period (January 1, 2007 to December 31, 2009).  The 2007 MLTIP had targets that were established as a percentage of base salary. These targets were based on the same market data sources as the STIP and were targeted at the 75th to 90th percentile.  However, the 2007 MLTIP was also linked to value creation within the organization over a longer time frame.  The 2007 MLTIP awards consisted of both RSUs and stock options, the vesting of which was based on a combination of time and performance targets.  In early 2010 the Compensation Committee assessed actual results against the 2007 MLTIP objectives and made vesting determinations with respect to the RSUs and stock options previously granted in connection with the 2007 MLTIP.

The Compensation Committee is currently in the process of developing a mid and long term incentive plan for the period commencing January 1, 2010.  The disclosure set out below refers to the provisions of the 2007 MLTIP in effect for the three year period ended December 31, 2009 and does not apply to any subsequent mid and long term incentive plan, the provisions of which have not yet been established.

The mid-term component of the 2007 MLTIP consisted of RSUs, the vesting of which was linked to the length of time that the executive remains employed with the Corporation, as well as the Corporation’s return on capital employed (“ROCE”).  The long-term component of the 2007 MLTIP consisted of stock options, the vesting of which was subject to the length of time that the executive remains with the Corporation and the achievement of specified ROCE performance targets.  The options have a seven year life, and an exercise price equal to the weighted average price per share of the Common Shares for all sales of Common Shares on the TSX during the five consecutive trading days preceding the date of the grant of the options.

The number of RSUs and stock options granted to an executive under the 2007 MLTIP was based on a percentage of his or her salary at the beginning of the performance period (January 1, 2007) multiplied by three, a target award percentage, the Common Share price prior to the date of grant (for RSUs) and a modified Black Scholes calculation (for options).  The target award percentages ranged from 76% to 182% of base salary, depending on the executive’s position and potential for contribution to the Corporation’s success.  Once the revised 2007 MLTIP was implemented in 2007, the Board made a number of RSU and stock option grants to the Corporation’s executives pursuant to the plan.

In order to qualify for the time vested portion of the RSUs and stock option grant, the executive must have remained in an executive position for the full three year (or less, in the case of pro-rated 2007 MLTIP awards) vesting period and the Corporation’s ROCE levels must not have eroded below a minimum threshold of 1.5% over the three year period.   As at December 31, 2009, the Compensation Committee determined that the objectives applicable to this portion of the 2007 MLTIP had been met and therefore the entire time-based portion of the 2007 MLTIP should vest.  The Compensation Committee elected to have the Corporation satisfy the RSU portion of the vested 2007 MLTIP with cash, rather than through the issuance of Common Shares, on the basis of $0.22 per vested RSU (the trading price of the Common Shares at the time such determination was made).  An aggregate of $48,074 was paid to four executives in respect of this component of the 2007 MTLIP.  Mr. Garneau, Mr. Baarda, Mr. Boniferro and Mr. Johnston had voluntarily surrendered their 2007 MTLIP RSUs and stock options in 2009 and did not participate in this payment.

Vesting of the remaining portion of the RSUs and stock options was subject to achievement of a ROCE performance target over the three year period, compared to that of a selected peer group.  The Corporation’s three year ROCE (determined on an annual compounded basis) was required to equal the median ROCE for the peer group.  ROCE is a measure of the return that a company obtains from its business compared to its cost of capital, and represents the efficiency with which capital is used to generate revenue.  The Compensation Committee believes ROCE is a useful comparator for businesses operating within the same industry, since it indicates the relative value a company gains from its assets compared to its peers.  The 2007 MLTIP ROCE targets were based on (i) an assumed weighted average cost of capital of 9.5% for the Corporation; and (ii) a starting capital base of $836,140,000.  The ROCE performance targets for this portion of the 2007 MLTIP were not met and none of the RSUs or stock options issued in connection with this portion of the 2007 MTLIP vested.

Option and RSU Grants

From time to time the Board of directors makes additional grants of RSUs or stock options to executives.  For example, an RSU grant, typically with a time vesting component attached, may be made as a “signing” bonus or in lieu of a perquisite such as a car lease or housing allowance.  In addition, the Board granted directors and executives additional RSUs in 2008 to compensate these individuals for the dilutive impact that the Rights Offering had on the economic value of previously granted equity based compensation that was not otherwise subject to dilution protection.

Performance Graph

The following graph compares the yearly percentage change in the Corporation’s cumulative total shareholder return from an investment in Common Shares of the Corporation with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX”) and the TSX Paper & Forest Products Group and Sub Group (“TSXP&FP”) over the period from December 31, 2004 to December 31, 2009.  The graph illustrates a cumulative return on a $100 investment in Common Shares made on December 31, 2004 as compared with the cumulative return on the S&P/TSX and the TSXP&FP on the same dates.  The Common Share performance as set out in the graph does not necessarily indicate future performance.

	Dec 31 04	Dec 31 05	Dec 31 06	Dec 31 07	Dec 31 08	Dec 31 09
CTL	100.0	81.4	94.2	41.6	10.5	7.0
S&P/TSX	100.0	124.0	145.1	159.3	107.7	144.7
TSX P&FP	100.0	70.7	76.1	81.0	41.0	62.8

The graph above reflects the volatile and cyclical nature of the forest products industry and the negative impact on markets of the global recession in 2008.  While global markets began to recover in 2009, the forest products industry and the Corporation remained negatively affected by structural changes in the industry, including permanently reduced demand for certain paper products and significant excess production capacity.  The Corporation has structured its executive compensation strategy to take into account the cyclical nature and structural deficiencies of the industry and the need to link compensation to specific, objective executive goals, notwithstanding such cyclicality and deficiencies. Reflective of declining corporate performance resulting from the impact, in part, of a rising Canadian dollar, severe fibre shortages and low operating rates, no executive salary increases have been made since 2006.  In addition, the 2007 MLTIP provided for a three year program based on both time and performance based goals.  These goals included a targeted ROCE which indicates the relative value a company gains from its assets compared to its peers.  As the return on capital objective of the 2007 MLTIP was not achieved at the end of the three year period, no MLTIP award was made in respect of this component of the plan.  In addition, no STIP awards were made in respect of the 2009 fiscal year, notwithstanding that certain objective performance targets were reached.

Summary Compensation Table

The following table reflects compensation paid during 2009 and 2008 to each of the Chief Executive Officer, the Chief Financial Officer and the Corporation’s three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer earning a combined salary and bonus in excess of $150,000 (each a “Named Executive Officer” or “NEOs”), except that 2009 incentive plan amounts were paid in 2010 and 2008 incentive plan amounts were paid in 2009.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Share based Awards ($)(1) (d)	Option based Awards ($)(2) (e)	Non-Equity Incentive Plan Compensation		Pension Value ($)(4) (g)	All Other Compen-sation ($)(5) (h)	Total Compensation ($) (i)
					Annual Incentive Plans ($)(3) (f)	Long term Incentive Plans ($) (f)
R. Garneau President and Chief Executive Officer	2009 2008	612,000 612,000	- 17,472	- -	- -	- -	322,000 400,000 346,000	- -	1,334,000 975,472
D. Smales(6) Vice President, Finance and Chief Financial Officer	2009 2008	230,933 275,000	- 25,540	- 33,988	- 90,000	- -	33,970 39,642	- -	264,903 464,170
B. Baarda(7) Vice President, Finance and Chief Financial Officer	2009 2008	227,279 218,381	- -	- 27,235	- 67,000	- -	31,293 145,526	31,017 -	289,589 458,142
S. Boniferro Senior Vice President, Human Resources	2009 2008	250,000 250,000	- 74,148	- -	- 76,000	- -	222,000 217,500	- -	472,000 617,648
L. T. Crowley(8) Senior Vice President, Sales and Marketing	2009 2008	285,475 266,525	- 23,202	- 47,589	- 93,817	15,488 -	72,557 45,912	- -	373,520 477,045
B. Johnston(9) Vice President, Operations	2009 2008	227,307 218,382	- -	- 27,897	- 67,000	- -	31,293 170,299	37,956 28,022	296,556 511,600

Notes:

(1)
Represents the fair value of RSUs on the grant date based on the closing price of the Common Shares on the TSX on the grant date subject to, in the case of RSUs which were granted to Messrs. Smales and Crowley in 2008 pursuant to the 2007 MLTIP, a discount of 37% reflecting management’s estimate of the likelihood at that time that certain performance targets established under the 2007 MLTIP would be achieved.  In addition to the RSU amounts listed in the table:  (i) in 2008 Mr. Garneau was granted 183,153 RSUs having a grant date fair value of $120,002 to compensate for the diminution in value of previously granted RSUs caused by the dilutive impact of the Rights Offering; (ii) in 2009 Mr. Baarda was granted 162,609 RSUs having a grant date fair value of $30,733; (iii) in 2009 Mr. Boniferro was granted 165,217 RSUs having a grant date fair value of $31,226; and (iv) in 2009 Mr. Johnston was granted 162,609 RSUs having a grant date fair value of $30,733.  All of these RSUs were granted pursuant to and were to vest in accordance with the provisions of the 2007 MLTIP.  In March 2009 each of Mr. Garneau, Mr. Baarda, Mr. Boniferro and Mr. Johnston voluntarily surrendered all RSUs granted to them pursuant to the 2007 MLTIP for no consideration or expectation of future grants and these RSUs are therefore not reflected in the table.

(2)	Represents the fair value of stock options on the grant date. The fair value was estimated using the Black-Scholes option-pricing model with the following assumptions:

2008
Risk-free interest rate	3.8%
Annual dividends per share	NIL
Expected stock price volatility	40.0%
Expected option life (in years)	8.5
Average fair value of options granted (in dollars)	$0.51

The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the stock option.  The Corporation estimated the annual dividends per share, expected stock price volatility and expected option life based upon historical experience.  A discount of 37% was applied to stock options granted pursuant to the 2007 MLTIP, reflecting management’s estimate of the likelihood that certain performance targets established under the 2007 MLTIP will be achieved.

During 2008 Mr. Garneau was granted 400,698 stock options having a grant date fair value of $104,863 to compensate for the diminution in value of previously granted options caused by the dilutive impact of the Rights Offering.  All of these options were granted pursuant to and were to vest in accordance with the 2007 MLTIP.  In addition, each of Mr. Baarda and Mr. Johnston were granted 366,666 stock options having a grant date fair value of $95,957 and Mr. Boniferro was granted 372,549 stock options having a grant date fair value of $97,497.  All of these options were granted pursuant to and were to vest in accordance with the 2007 MLTIP.  Each of Mr. Garneau, Mr. Baarda, Mr. Boniferro and Mr. Johnston voluntarily surrendered all options granted to them pursuant to the 2007 MLTIP for no consideration or expectation of future grants and these options are therefore not reflected in the table.

(3)	Mr. Garneau was entitled to a STIP award of $476,000 pursuant to achievements under the corporate and departmental component of the 2008 STIP, but he declined to accept such award.

(4)
Amounts in this column for all NEOs other than Mr. Crowley reflect annual contributions and allocations (including investment returns on notional account balances) to the Corporation’s defined contribution pension plan, including the Supplemental Retirement Plan for Senior Executives (“SERP”), for the years ended December 31, 2009 and 2008.   In the case of Mr. Garneau, $322,000 of the total pension contribution represents the annual amount to which he is entitled under existing employment arrangements.  In addition, in 2009 the Board of directors approved a pension contribution of $400,000, representing a STIP award payable to Mr. Garneau in RSUs in respect of 2007, the issuance of which had been deferred.  Of Mr. Boniferro’s SERP amount, $200,000 represents a payment made pursuant to Mr. Boniferro’s employment agreement with the Corporation which is intended to compensate Mr. Boniferro for a retention award and loss of pension benefits he would have been entitled to from his former employer.  In the case of Mr. Crowley, the amount shown reflects contributions relating to the Corporation’s defined benefit plan and a contribution of $6,900 to Mr. Crowley’s 401(k) account.

(5)
Except where indicated, perquisites, including property and personal benefits, do not exceed in the aggregate $50,000 or more than 10% of the respective Named Executive Officer’s total salary for the financial year.

(6)	Mr. Smales resigned his position with the Corporation effective November 4, 2009.

(7)
Mr. Baarda was appointed Chief Financial Officer on November 5, 2009.  Prior to that he was Vice President, Operations - Newsprint, ONP Procurement & Recycling.  Mr. Baarda was granted 45,590 options in 2008 to compensate him for the diminution in value of previously granted non-2007 MLTIP options caused by the dilutive impact of the Rights Offering.  Amounts in “All Other Compensation” consisted of:  (i) 2009 - $21,963  mortgage subsidy; $4,554 car lease; and $4,500 car allowance; and (ii) 2008 - $11,270 mortgage subsidy; and $9,265 car lease.

(8)
Mr. Crowley is compensated in United States dollars.  Amounts in the above table have been converted into Canadian dollars at an exchange rate of CDN$1.1419 to US$1.00.  The Board of directors determined that 121,500 stock options and 70,402 RSUs granted to Mr. Crowley in 2007 pursuant to the 2007 MLTIP vested.  The Corporation elected to satisfy the RSU portion with cash, rather than Common Shares, on the basis of $0.22 per vested RSU (the trading price of the Common Shares at the time such determination was made).

(9)
Mr. Johnston was granted 46,698 options in 2008 to compensate him for the diminution in value of previously granted non-2007 MLTIP options caused by the dilutive impact of the Rights Offering.  Amounts in “All Other Compensation” consisted of (i) 2009 - $30,000 relocation allowance; $3,456 car lease and $4,500 car allowance; and (ii) 2008 - $20,718 relocation allowance; $1,164 car lease; and $6,410 car allowance.

Incentive Plan Awards

Stock Option Plan

The Corporation has one stock option plan, the Catalyst Paper Corporation Amended and Restated Stock Option Plan (the “Plan”). The Plan provides for grants of options to acquire Common Shares of the Corporation to directors and employees of the Corporation and its subsidiaries in such numbers as the Compensation Committee determines from time to time.  The Plan authorizes the granting of options for up to 12,000,000 Common Shares, representing approximately 3.14% of the issued and outstanding Common Shares. Options to purchase a total of 2,973,551 Common Shares are currently outstanding under the Plan and 8,946,440 options are available for grant.  80,009 options have been exercised and cancelled.

Vesting

The maximum term of all stock options issued under the Plan is 10 years, although the Compensation Committee may provide for a shorter term in its discretion. The exercise price of the options is not less than the five day average trading value of the Common Shares on the TSX immediately preceding the date of grant. The vesting of the options is determined by the Compensation Committee at the time of the grant; however most options become exercisable as to one-third on or after the first, second and third anniversary of the date of grant. Some previously granted options also become immediately exercisable if a predetermined share price hurdle is exceeded, although the Corporation no longer follows this practice.  For those options the share price hurdle is based on a benchmark compound annual growth rate calculated over a specified period of time, as established by the Compensation Committee at the time of grant.

Limitations on Grants

The Plan provides that no options will be granted if the aggregate number of Common Shares reserved for issuance pursuant to those options and any other stock options granted by the Corporation to any one person would exceed 5% or, in the case of insiders of the Corporation, would exceed 10%, of all of the outstanding Common Shares. Options are not assignable or transferable, although if an option holder dies, his or her legal personal representative may exercise the option in accordance with the terms of the Plan.

Cessation of Entitlement

The restrictions and conditions applicable to the options in the event that an employee ceases to be associated with the Corporation is determined by the Compensation Committee at the time of the option grant. Generally, however, options are granted on the basis that:

(a)	if an option holder dies, vested options must be exercised by his or her personal representatives no later than the later of:

(i)	90 days after the earlier of the date of the grant of probate of the estate and the first anniversary of the date of death; and

(ii)	90 days after the end of the fiscal year of the Corporation in which the death occurred;

(b)	if an option holder retires or becomes permanently disabled, vested options must be exercised no later than the earlier of:

(i)	90 days after the end of the fiscal year of the Corporation in which the option holder retired or became disabled; and

(ii)	the end of the options’ term;

(c)	if an option holder’s employment is terminated either voluntarily or without cause, vested options must be exercised within 30 days after the date of termination of employment; and

(d)	if an option holder’s employment is terminated for cause, all options terminate immediately.

The Board may terminate the Plan at any time. In addition, the Board may, without Shareholder approval, make amendments related to:

(a)	formal minor or technical modifications to any of the provisions of the Plan;

(b)	corrections of any ambiguity, defective provision, error or omission in the provisions of the Plan;

(c)	changes to the vesting provisions of options or the Plan;

(d)
changes to the termination provisions of options which do not entail an extension beyond the original expiry date of the options, unless as a result of a blackout period extension (as discussed below);

(e)
additions of cashless exercise features to the Plan which provide for the payment in cash or securities on exercise of options and which provide for a full deduction of the number of underlying securities from the Plan reserve in such case; and

(f)	the addition of, or changes to, provisions relating to any form of financial assistance provided by the Corporation to participants that would facilitate the purchase of securities under the Plan,

provided, however, that no such amendments may be made without the consent of each affected participant in the Plan if the amendment would adversely affect the rights of such affected participant. Shareholder approval is required for any other amendments, and such approval is specifically required for any amendment that results in (i) an increase in the number of Common Shares issuable under options granted under the Plan; (ii) a reduction in the exercise price of an option; (iii) the cancellation and reissue of any option; (iv) an extension of the term of an option granted under the Plan benefiting an insider of the Corporation (within the meaning of the rules of the TSX); or (v) options becoming transferable or assignable other than for normal course estate settlement purposes.

Restricted Share Unit Plan

The RSU Plan provides for the issuance of RSUs to directors and employees of the Corporation. The RSU Plan is administered by the Compensation Committee who approves those employees and directors who are entitled to receive RSUs and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Corporation. Each RSU awarded conditionally entitles the participant to the delivery of one Common Share upon attainment of the RSU vesting period.  Currently, 958,738 RSUs are outstanding under the RSU Plan, representing 958,738 Common Shares.

RSUs vest in accordance with terms determined by the Compensation Committee, which may be based on, among other things, one or more of the following factors: (i) the return to Shareholders with or without reference to other comparable businesses; (ii) the financial performance or results of the Corporation; (iii) other performance criteria relating to the Corporation; and (iv) the length of time of service by the participant. The performance terms that the Compensation Committee may apply to RSUs are intended to strengthen the link between the Corporation’s performance and the value of the RSUs at the time that they are paid out. In some cases, RSUs may vest immediately, depending upon the purpose of the individual RSU grant and the intended compensation goal. The conditions relating to the vesting of RSUs are determined by the Compensation Committee in its sole discretion.

Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares. The Common Shares may be issued from treasury at the time of vesting, or may be purchased by the Corporation on the market for delivery to the participant.

The expiry period of RSUs will be determined by the Compensation Committee at the time of grant. However, the latest possible expiry date for all RSUs is two years after the participant ceases to be a director or an employee of the Corporation.

Dividends

A participant’s RSU account will be credited with additional RSUs if and when the Corporation declares a cash dividend on the Common Shares, based on the number of Common Shares the participant would have held on the record date for the payment of the dividend. For this purpose, the number of additional RSUs to be credited will be calculated based on the arithmetic average of the closing price of the Common Shares on the TSX for the five trading days on which a board lot was traded immediately following the dividend record date.

Maximum Number of Common Shares Issued

The maximum number of Common Shares issuable under the RSU Plan is 7,000,000, representing approximately 1.83% of the issued and outstanding Common Shares.  To date, no Common Shares have been issued pursuant to any RSUs, although 219,519 RSUs previously issued pursuant to the 2007 MLTIP have been cancelled, resulting in 6,781,481 Common Shares currently issuable under the RSU Plan.  As at March 19, 2010 Common Shares purchased on the market to honour RSU grants are not be counted for the purpose of determining the number of Common Shares issued under the Plan. The maximum number of Common Shares reserved for issuance under both the RSU Plan and the Plan is 19 million, representing approximately 4.97% of the issued and outstanding Common Shares. The RSU Plan provides that the maximum number of Common Shares issued to insiders (as that term is defined by the TSX), together with any Common Shares issued pursuant to any other security based compensation plan of the Corporation, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the RSU Plan, together with any Common Shares issued to insiders pursuant to any other security based compensation arrangement of the Corporation within any one year period, will not exceed 10% of the total number of outstanding Common Shares.

The Board of directors has approved a proposed amendment to the RSU Plan to increase the maximum number of Common Shares which may be issued under the RSU Plan to 9,500,000.   If the proposed amendment is approved, the total number of Common Shares issuable under the RSU Plan, including pursuant to currently outstanding RSUs, would be 9,281,481.  See “Amendment to Restricted Share Unit Plan” on page 9.

Cessation of Entitlement

Generally, if a participant voluntarily resigns his or her position as a director or employee of the Corporation, or if a participant’s employment is terminated for cause, all unvested RSUs are forfeited. If a participant retires, dies or becomes disabled or if a participant who is a director ceases to be a director of the Corporation at the request of the Board of directors or as a result of a Shareholder vote, a pro rata portion of unvested RSUs is deemed to vest, based on the number of months between the date the RSUs were granted and the date such participant ceased to be a director or an employee. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, all unvested RSUs are forfeited. However, in such case, at the Corporation’s discretion, all or a portion of such participant’s RSUs may be vested or may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion.

Transferability

RSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Corporation may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the participant or the participant’s spouse, minor children or minor grandchildren.

Amendments to the RSU Plan

The Board of directors may, without notice and without further shareholder approval, at any time and from time to time, amend the RSU Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan,

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan,

(c)	to change the vesting provisions of RSUs or the RSU Plan; and

(d)	to change the termination provisions of RSUs or the RSU Plan which does not entail an extension beyond the original expiry date of the RSU;

provided, however, that:

(e)
no such amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan; and

(f)	Shareholder approval shall be obtained in accordance with the requirements of the Toronto Stock Exchange for any amendment that:

(i)	increases the maximum number of Common Shares issuable pursuant to the RSU Plan;

(ii)	extends the expiry date for RSUs granted to insiders under the RSU Plan;

(iii)	provides for other types of compensation through Common Share issuance;

(iv)	expands the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan; or

(v)	adds additional categories of participants.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes, as at December 31, 2009, the securities authorized for issuance under the Plan and the RSU Plan:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by securityholders (1)	4,150,808	2.64	14,769,183
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	4,150,808	2.64	14,769,183

Notes:

(1)
These securities represent common shares issuable upon the exercise of stock options granted under the Stock Option Plan or upon the vesting of RSU under the RSU Plan.  As of March 19, 2010, the Corporation had 2,973,551 options issued and outstanding under the Plan and 958,738 RSUs issued and outstanding under the RSU Plan.

Outstanding Share based and Option based Awards

The following table shows all outstanding stock options and RSUs held by each of the Named Executive Officers (other than Mr. Smales, who resigned his position effective November 4, 2009) as at December 31, 2009:

	Option Based Awards(1)				Share Based Awards(2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date ($)	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
R. Garneau	-	-	-	-	66,800	13,360
B. Baarda(3)	50,000 50,000 43,000 7,000 45,590	4.39 3.62 3.39 3.29 1.15	1/29/2014 1/3/2015 1/24/2016 4/26/2016 7/29/2018	-	-	-
L. T. Crowley(4)	50,000 50,000 43,000 7,000 82,616 38,885 45,592	4.39 3.77 3.39 3.30 3.06 1.15 1.15	1/29/2014 1/3/2015 1/24/2016 4/26/2016 9/6/2014 7/29/2015 7/29/2018	-	-	-
S. Boniferro	-	-	-	-	66,800	13,360
B. Johnston(5)	50,000 50,000 50,000 46,698	4.39 3.62 3.29 1.15	1/29/2014 1/3/2015 4/26/2016 7/29/2018	-	-	-

Notes:

(1)	Underlying securities are Common Shares.

(2)	Represent RSUs. Underlying securities are Common Shares.

(3)	All of these options vest as to one-third on the first, second and third anniversary of the date of grant.

(4)
The 50,000 options that expire in 2014 and 2015 and the options that expire in 2016 vest as to one-third on the first, second and third anniversary of the date of grant.  The 165,232 options that expire in 2014 were issued pursuant to and vest in accordance with the 2007 MLTIP.  The 77,769  options that expire in 2015 were granted to compensate the holder for the diminution in value of the 165,232 2007 MLTIP options caused by the dilutive impact of the Rights Offering and these options vest in accordance with the provisions of the 2007 MLTIP.  The 45,592 options that expire in 2018 were granted to compensate the holder for the diminution in value of previously issued non-2007 MLTIP options caused by the Rights Offering and these options vest as to one third on the first, second and third anniversary of the date of grant.  All RSUs were granted pursuant to and vest in accordance with the 2007 MLTIP.

(5)	All of these options vest as to one-third on the first, second and third anniversary of the date of grant.

Incentive Plan Awards - Value Vested or Earned

Name	Option based awards - value vested during the year ($)	Share based awards - value vested during the year ($)	Non-equity incentive plan compensation - value earned during the year ($)
R. Garneau	-	-	-
B. Baarda	-	-	-
L. T. Crowley	-	14,080	-
S. Boniferro	-	-	-
B. Johnston	-	-	-

None of the RSUs held by the Named Executive Officers other than Mr. Crowley vested during 2009.  None of the options held by the Named Executive Officers that vested during the year, or any other vested options, were in-the-money during all of 2009.

Pension Plan Benefits

Defined Contribution Pension Plan - Canada

Each of the Canadian executives participates in a defined contribution plan pursuant to which the Corporation contributes 7% of the executive’s base salary to a maximum of $21,000 in 2008 ($22,000 in 2009).  The executive directs the investment of his or her defined contribution account based on a number of alternatives.  Upon retirement the executive is entitled to all amounts contributed to and earned on his or her defined contribution account, but no minimum amount of investment return or payout is guaranteed.

Name	Accumulated value at start of year ($)	Compensatory ($)(1)	Non-compensatory ($)(2)	Accumulated value at year end ($)
R. Garneau	301,110	722,000	221,727	1,244,837
D. Smales	81,572	33,970	22,489	138,031
B. Baarda	326,608	31,293	26,628	384,529
S. Boniferro	180,290	222,000	67,958	470,248
B. Johnston	361,468	31,293	79,043	471,804

(1)
Represents the employer contribution.

(2)	Represents non-compensatory amounts including employee contributions and regular investment earnings on employer and employee contributions.

In addition, the Corporation has established a defined contribution segment of the Corporation’s Supplemental Retirement Plan for Senior Executives (the “SERP”).  The Corporation makes regular contributions to the SERP on behalf of the executives, the amount of which varies among the executive.  Of the amounts contributed, 7%, to a maximum of $21,000, ($22,000 in 2009) is contributed to the defined contribution account as described above and the remainder is allocated to a notional account maintained for the members under the SERP.  Each of the Named Executive Officers, other than Mr. Crowley, is a member of the defined contribution segment of the SERP.

Mr. Garneau’s retirement account is credited with an annual lump sum payment of $300,000, payable on January 1 of each year, with the first such payment made on January 1, 2008.  Mr. Boniferro’s retirement account is credited with a lump sum amount of $200,000 on January 1 of each of 2008, 2009 and 2010, after which the lump sum amount decreases to $25,000.  The retirement account of each of Mr. Baarda and Mr. Johnston is credited with an amount equal to 12% of their respective monthly salary and bonus.  The amounts paid to the Canadian Named Executive Officers pursuant to the Corporation’s retirement plans in respect of the year ended December 31, 2009 are included in the Summary Compensation Table on page 20  under the column entitled “Pension Value”.

Under the defined contribution segment of the SERP, the amount of bonus recognized in pensionable earnings is limited to 50% of the bonus payment for the year subject to a further limit of 50% of the executive’s target bonus.  The portion of the bonus that is not recognized due to this latter limit may be carried forward to the immediately following calendar years and applied in years in which the target bonus limit is not reached.

Amounts payable under the SERP for Mr. Garneau and Mr. Boniferro vest at the end of each year subject to, in the case of Mr. Garneau, a pro-rated amount vesting in 2010 on the effective date of his resignation from the Corporation.  No benefit is payable to other executives under the SERP if the member ceases to be employed by the Corporation prior to attaining five years of participation in the plan.  Upon retirement, the executive can elect to receive benefits as either a lump sum or in ten equal annual installments, calculated based on the 10 year Government of Canada bond rate.  Benefits payable under the SERP are secured by a letter of credit.

Defined Contribution Pension Plan - United States

Mr. Crowley participates in the Catalyst Paper (USA) Inc. 401(k) Plan (the “US DC Plan”) which currently provides for employer matching contributions equal to 50% of the first 6% of eligible pay he contributes to the plan.

Name	Year	Accumulated value at start of year USD	Compensatory USD	Non-Compensatory USD	Accumulated value at year end USD
L. T. Crowley	2009	$45,740.16	$7,350.00	$7,796.19	$60,886.35
	2008	$54,857.55	$6,900.00	($16,017.39)	$45,740.16

Effective January 1, 2010 the US DC Plan has been amended to provide for employer matching contributions equal to 100% of the first 3% of eligible pay contributed to the plan, and 50% of the next 2% of eligible pay contributed to the plan.  In addition the company will make regular discretionary non-elective contributions for eligible employees equal to 7% of eligible pay.  The employee can defer up to 75% of eligible pay as limited by law.   Gross compensation was limited by law to US$245,000 for 2009 and US$230,000 for 2008.  The employee directs the investment of his defined contribution account based on a number of alternatives.  The maximum employee contribution level for 2009 and 2008 was US$16,500.  The maximum employer matching contribution level for 2009 was US$7,350 and for 2008 was US$6,950.  If the employee is at least age 50, he or she may elect to defer a “catch-up” contribution of an additional US$5,500 for 2009 and US$5,000 for 2008.  An employee may choose to contribute after tax contributions up to 10% of eligible pay as limited by law.  Under the US DC Plan, eligible pay includes salary, bonus, employer share purchase contributions, and vacation taken in pay.  Upon retirement the employee may elect to receive installments or lump sum as provided for by the plan.

Defined Benefit Pension Plan

Each of the Corporation’s executives who are United States residents could, during 2009, participate in a defined benefit pension plan (the “DB Plan”) funded by the Corporation.  Only one of the Corporation’s executives, Mr. Crowley, participated in the DB Plan.  The amount of the executive’s pension is based on credited years of service and average annual pensionable earnings (in the executive’s case being base salary, annual bonus and company contributions to any employee share purchase plan in effect).  Pensionable earnings are capped by law and the eligible compensation limit was US$245,000 in 2009 and US$230,000 in 2008.  The executive’s monthly pension benefit is based on a formula that takes into account years of benefit service, the average of the highest 60 months’ eligible compensation in the last 120 consecutive months and the monthly average compensation from the three most recently completed consecutive calendar years.  Benefits are computed as a straight line annuity payable at normal retirement age and no deduction is made for social security or any other offset amount.  Benefits are paid, at the employee’s option, through one of several annuity options or a lump sum distribution.

Pension Benefits Table for United States Resident Named Executive Officer

Name	Year	Number of years credited service (#)	Annual benefits payable (US$)		Accrued obligation at start of year (US$)	Compensatory change (US$)	Non-compensatory change (US$)	Accrued obligation at year end (US$)
			At year end	At age 65
L. T. Crowley	2009	9	31,745	31,745	336,659	56,191	40,548	433,398
	2008	8	7,174	27,197	288,265	36,165	12,229	336,659

The estimated annual benefit payable to Mr. Crowley upon retirement at normal retirement age of 65 was US$27,197 in 2008 and US$31,745 in 2009.  However the DB Plan allows retirement at age 60 and upwards without penalty.

The Corporation has adopted an amendment that will freeze accruals under, and terminate, the DP Plan effective December 31, 2009.  The DB Plan will be terminated in a standard termination.  Pursuant to the DB Plan amendment, benefit accruals ceased, in accordance with Section 204(h) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), on December 31, 2009.  No employee will either (a) become a participant, or (b) accrue any further benefits, in the DB Plan after the termination date.  Eligible participants earned benefits through December 31, 2009, but credited service and earnings after that date will not be taken into account in calculating DB Plan benefits, and thus participants will earn no further DB Plan benefits.

Termination and Change of Control Benefits

Pursuant to the employment agreement between Mr. Garneau and the Corporation dated March 12, 2007,  if Mr. Garneau’s employment is terminated without cause he will be entitled to a lump sum payment equal to two times his base salary together with an amount equal to two times the average of the actual STIP award paid to him in the two fiscal years prior to the fiscal year in which his employment is terminated multiplied by a fraction where the numerator is the number of days between the date of termination and Mr. Garneau’s normal retirement date and the denominator is 365.  All benefits and perquisites and all obligations of the Corporation in respect of any RSUs and options terminate on the date of termination of employment.  Assuming Mr. Garneau’s employment was terminated on December 31, 2009, the estimated value of the incremental payments, payables and benefits to which Mr. Garneau is entitled under the agreement is $1,234,000.

Pursuant to the employment agreement between Mr. Boniferro and the Corporation dated November 23, 2007, if Mr. Boniferro’s employment is terminated without cause he will be entitled to continuation of his base salary for 12 months following the date of termination (the “Salary Continuance Period”) together with an amount equal to the amount of the corporate component of any STIP award made during such period.  The Corporation will continue all pension and SERP contributions during the Salary Continuance Period and all employment benefits, perquisites and privileges will continue during such period.  In addition, Mr. Boniferro will receive job relocation counseling services to a maximum of $25,000.  Assuming that termination occurred on December 31, 2009 the estimated value of the incremental payments, payables and benefits to which Mr. Boniferro is entitled under the agreement is $528,300.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, there is no material indebtedness outstanding to the Corporation or any of its subsidiaries owed by any current and former officers, directors and employees of the Corporation and its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular, no informed person (as that term is defined in National Instrument 51-102-Continuous Disclosure Obligations), proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation has purchased primary and excess directors’ and officers’ liability insurance policies for the benefit of the directors and executive officers of the Corporation and its subsidiaries against any liability, including legal costs, incurred by them in their capacity as directors or executive officers of the Corporation and its subsidiaries, subject to all of the terms and conditions of such policies.  The aggregate amount of premiums in the year ended December 31, 2009 paid by the Corporation in respect of directors and executive officers as a group was approximately $410,367.  The total limit of insurance purchased for all directors and executive officers is $100 million per loss and in the aggregate on an annual basis.  An additional $25 million in coverage was added in 2006 through a Difference in Conditions policy for claims made against individual directors and officers.  This new policy provides enhancements not available in the underlying policies.  There is no deductible for claims made against individual directors and executive officers.  The Corporation is an insured entity under the program against liability arising from (a) securities claims; (b) oppressive conduct claims; and (c) Canadian pollution claims. The deductible for claims made against the Corporation is $250,000.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s corporate governance disclosure obligations are set out in National Instrument 58-101 - Disclosure of Corporate Governance Practices, National Policy 58-201 - Corporate Governance Guidelines and Multilateral Instrument 52-110 - Audit Committees.  These instruments set out a series of guidelines and requirements for effective corporate governance (collectively, the “Governance Guidelines”). The Governance Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members.  Set out below is a description of the Corporation’s approach to corporate governance in relation to the Governance Guidelines.  Attached as Schedule B to this Circular is a chart which summarizes the alignment of the Corporation’s governance practices with the Governance Guidelines.

Composition of the Board

The Board makes an annual determination of the independence of each director, based on Governance Guidelines and the Sarbanes-Oxley Act of 2002.  In March 2010 the Board determined that all directors except Mr. Garneau and Mr. Jean are independent. Mr. Garneau is not independent because he is Chief Executive Officer of the Corporation.  Mr. Jean is not independent because he received consulting fees of approximately $5,000 from the Corporation in 2009.

The Chair of the Board is Michel Desbiens, an independent director.  The Board has established terms of reference for the Chair, whose primary responsibilities include (i) acting as a principal sounding board and counselor for the Chief Executive Officer; (ii) leading the Board and monitoring and evaluating the performance of the Chief Executive Officer; (iii) coordinating with the Chief Executive Officer to ensure that management strategy, plans and performance are represented to the Board and Shareholders as appropriate; (iv) providing leadership to the Board and assisting the Board in reviewing and monitoring the aims, strategy, policy and directions of the Corporation; and (v) retaining an independent perspective to best represent the interests of the Corporation, Shareholders and the Board.

All of the directors standing for election at the meeting, other than Mr. Garneau, Mr. Jean, Mr. Wadhwaney and Mr. Dickson, are directors of public entities other than the Corporation.  See “Election of Directors”.

The Board has regular quarterly meetings and meets more frequently on an as-needed basis.  The Board met 13 times in the year ended December 31, 2009.  In addition to its regular quarterly meetings, the Board schedules separate meetings to review the Corporation’s strategic plan and operating and capital plan.  See “Election of Directors” for the attendance record of each director at the Board meetings and applicable Committee meetings.

At each regularly scheduled Board meeting and meeting of the Governance Committee, Human Resources and Compensation Committee and Audit Committee, an “in-camera” session is held at which only independent directors are present.  During 2009, five in-camera sessions were held at the Board meetings, four at the Governance Committee meetings, four at the Human Resources and Compensation Committee meetings and four at the Audit Committee meetings.

Board Mandate

The Board is responsible for the stewardship of the Corporation and satisfies its legal responsibility to manage or supervise the management of the business, in the interest of Shareholders, by overseeing the activities of the President and Chief Executive Officer. A copy of the text of the Administrative Guidelines and Terms of Reference for the Board is attached as Schedule C to this Circular.

The Board, under the leadership of the Chairman, has expressly acknowledged its stewardship role in:

(i)	appointment, remuneration and succession of senior management;

(ii)	strategic planning;

(iii)	review of annual budgets and performance targets;

(iii)	identification and monitoring of the principal risks of the Corporation’s business;

(iv)	monitoring and evaluating internal controls and management information systems; and

(v)	reviewing systems and policies for effective and timely shareholder communications.

The Board annually reviews and approves a long range strategic plan at a strategy session held with management. The Board obtains strategic updates from management at least quarterly. The Board also reviews and approves strategic transactions that are out of the ordinary course of business, including acquisitions, dispositions and financings.

The Board manages its own affairs, including selecting its Chair, nominating candidates for election to the Board, constituting committees of the Board, evaluating its own performance and determining director compensation. The specific mandate and duties and responsibilities of the Board are set forth in a comprehensive corporate governance manual which is provided to all directors upon their election to the Board. The manual is reviewed and updated on a regular basis and provides guidelines to the Board to assist it in carrying out its stewardship role.

New directors are provided with an orientation that includes a review of the Corporation’s business and operations, meetings with members of the executive team and visits to the Corporation’s manufacturing facilities.

The Board and its committees may retain outside advisors as they deem necessary. Individual directors, with the concurrence of Chair, may also engage outside advisors.

Position Descriptions

The Governance Committee has established position descriptions for the Board as a whole, each Board committee, individual directors, the Chair of the Board and the Chief Executive Officer.  The Governance Committee reviews these mandates annually, and makes recommendations for amendments where appropriate.

Orientation and Continuing Legal Education

New directors are provided with an orientation that includes a review of the Corporation’s business and operations, meetings with members of the executive team and visits to the Corporation’s manufacturing facilities.  The Board provides continuing education opportunities for all directors so that they may maintain or enhance their skills and abilities as directors as well as to ensure their knowledge and understanding of the Corporation’s business remains current.  For example, from time to time the Corporation arranges for certain outside service providers to attend Board meetings to provide pertinent information to the directors on a variety of issues, such as, for example, current compensation trends.  In addition, the Corporation’s Chief Financial Officer, Vice President and Treasurer, Corporate Controller and representatives from the Corporation’s auditors regularly review with the Board specific accounting issues, and changes to accounting practices that are relevant to the Corporation.  The Board generally visits one of the Corporation’s manufacturing facilities at least once a year.

Ethical Business Conduct

The Corporation has adopted a Code of Corporate Ethics and Behaviour which applies to all directors, officers and employees.  The Code of Corporate Ethics and Behaviour can be viewed on the Corporation’s website at www.catalystpaper.com and is filed on SEDAR at www.sedar.com.  The Code of Corporate Ethics and Behaviour sets out the standards of conduct that apply to each person’s performance of his or her duties and is designed so that the Corporation’s affairs are conducted fairly, honestly and in strict compliance with all of its legal obligations.  The Corporation also has in place procedures for the submission of confidential, anonymous complaints by employees regarding accounting, auditing and internal controls.

The Board nominates its own candidates for election as directors.  The Governance Committee annually assesses the composition of the Board taking into consideration the current strength, skills and experience of the Board, retirement dates and the strategic direction of the Corporation.  The Governance Committee makes recommendations regarding director nominees, taking into account the competencies and skill of the current Board as a whole and individual directors.

Committees of the Board

The Board has established an Audit Committee, Environmental, Health and Safety Committee, Governance Committee and Human Resources and Compensation Committee.

Human Resources and Compensation Committee

The compensation of the Corporation’s executive officers is determined by the Compensation Committee which consists of three independent directors, W.F. Dickson, B.C. Duster (Chairman) and A. Wadhwaney.

The Compensation Committee’s principal function is to oversee organizational structure, executive appointment and succession, executive compensation, performance review of the Chief Executive Officer, approval of changes to benefit provisions in the Corporation’s salaried pension plans and approval of collective agreements.  A copy of the text of the Compensation Committee’s terms of reference is attached as Schedule F to this Circular.

The Compensation Committee reviews and approves, at the beginning of each year, corporate objectives for the Chief Executive Officer. At the end of the year, the Compensation Committee evaluates the Chief Executive Officer’s performance against those objectives. The results of the assessment are reported to the Board.  The Compensation Committee also reviews the performance of other executives with input from the Chief Executive Officer.

The Compensation Committee determines the compensation of the Corporation’s executive officers.  The Compensation Committee annually reviews the compensation philosophy and guidelines for executive management as well as the individual compensation of each member of the executive team, and reports its conclusions to the Board for its consideration and approval.  The Compensation Committee also administers the Corporation’s Stock Option Plan, RSU Plan and other share based compensation plans, if applicable, and makes recommendations regarding the granting of stock options and RSUs to executive management and other key employees of the Corporation.

The Compensation Committee met five times in the year ended December 31, 2009.

Audit Committee

The Audit Committee consists of Messrs. T.S. Chambers (Chair), G. Collins and J.G. Marshall.  Each of these directors are independent for the purposes of sitting on the Audit Committee, as defined under applicable securities law, and are financially literate.  The Board has determined that Mr. Chambers qualifies as an “audit committee financial expert” for the purposes of applicable securities law.  The relevant education and experience of each Audit Committee member is as follows:

Name	Relevant Education and Experience
T. S. Chambers
Mr. Chambers has been a chartered accountant since 1969. He was an audit partner at PricewaterhouseCoopers LLP from 1976 to 2002 and was the managing partner of PricewaterhouseCoopers LLP’s and its predecessor’s Canadian audit practice from 1996 to 2001. Mr. Chambers is a member of the Institute of Corporate Directors and was the chair of the British Columbia chapter of that organization from 2002 to 2004. Mr. Chambers is the chair of three other audit committees.

G. Collins
Mr. Collins is the Senior Vice President of Belkorp Industries Inc.  He was President and Chief Executive Officer of HMY Airways Inc. from December 2004 to December 2006.  He was a member of the British Columbia Legislative Assembly from 1991 to 2004 and was Minister of Finance of British Columbia from June 2001 to December 2004.  He is a member of two other audit committees.

J. G. Marshall
Mr. Marshall is chairman of Smith Marshall, a strategic partnership which provides business consulting services to industry. From 1997 to 2003 he was the President and Chief Executive Officer of Aluma Enterprises Inc., a construction technology company. Prior to that he was the President and Chief Executive Officer of Ontario Clean Water Agency, and Marshall Drummond McCall Inc., and Marshall Steel Limited. In all of those capacities he actively supervised financial officers. He is a member of one other audit committee.  He holds an MBA (Finance) from McGill University.

The principal functions of the Audit Committee are:

(i)	to review all financial information and statutory disclosure documents prior to their approval by the Board and their distribution to Shareholders and other interested persons;

(ii)	to evaluate systems of internal control and procedures for financial reporting;

(iii)	to review and recommend for approval by the Board the terms of engagement and remuneration of the external auditors;

(iv)	to monitor the performance of the external and internal auditors and assess the independence thereof; and

(v)	to recommend to the Board the appointment of investment managers for the Corporation’s salaried pension plans and to monitor the performance of these managers.

The roles and responsibilities of the Audit Committee are contained in its terms of reference, which are reviewed annually.  A copy of the text of the Audit Committee’s terms of reference is attached as Schedule D to this Circular.

The Board, through the Audit Committee, identifies and reviews with management the principal risks facing the Corporation and ensures that appropriate risk management systems and internal control systems are implemented.  The Audit Committee is also responsible for the Corporation’s financial reporting processes and the quality of its financial reporting.  The Audit Committee is free to communicate with the Corporation’s external and internal auditors at any time, and the Committee meets with the Corporation’s internal and external auditors, without management present, on a regular basis.

Through the Audit Committee the Board has approved policies relating to the treatment and disclosure of corporate information.  Public disclosure about the Corporation is reviewed by a group that includes the Chief Executive Officer, Chief Financial Officer, legal, investor relations and corporate controller’s departments, and others as required, to ensure timely and accurate disclosure.

All quarterly and annual financial statements, press releases, investor presentations and other corporate materials are posted immediately on the Corporation’s website (www.catalystpaper.com) and on SEDAR at www.sedar.com.  The Corporation provides live internet and conference call access to interested parties in connection with the release of its quarterly financial information.

The Audit Committee is responsible for pre-approving all non-audit services to be performed by the external auditors.  The Chair of the Audit Committee is authorized to pre-approve non-audit services that have a value equal to up to $100,000. All non-audit services pre-approved by the Chair are presented to the Committee at its first scheduled meeting following the Chair’s pre-approval.  In March, 2010 the Audit Committee approved the engagement of the external auditors for the period ending February 12, 2011 for the provision of certain tax related services and miscellaneous accounting advice having an aggregate cost of $450,000.

During the last two years, the Corporation paid the following fees to its external auditors:

	Period ending December 31
	2009	2008
Audit Fees	$764,500	$897,000
Audit Related Fees	195,406	376,950
Tax Fees	142,880	81,515
All Other Fees	-	-
Total	$1,102,786	$1,355,465

The services rendered in connection with “Audit Related Fees” consisted primarily of the audit of a wholly owned subsidiary, the audit of the Corporation’s pension plan and other accounting advice. The services rendered in connection with “Tax Fees” consisted primarily of tax compliance services.

The Audit Committee met four times in the year ended December 31, 2009.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee consists of four directors, T. S. Chambers, M. Desbiens, D. Jean and J. Marshall (Chair), three of whom are independent.

The mandate of the Committee is to:

(i)	establish principles of environment, health and safety stewardship for the Corporation;

(ii)	monitor the Corporation’s compliance with those principles;

(iii)	review the Corporation’s methods of communicating environmental, health and safety policies and procedures; and

(iv)	review the risks related to environmental issues, including an evaluation of the cost benefit associated with those risks.

The Committee also reviews directors’ duties and responsibilities related to environmental, health and safety matters and recommends practices and procedures to the Board which may be conducive to fulfilling the Corporation’s environmental, health and safety policies.

The Environmental, Health and Safety Committee met four times in the year ended December 31, 2009.

Governance Committee

The Governance Committee consists of three independent directors, G. Collins, W.F. Dickson and A. Wadhwaney (Chair).

The Committee’s principal functions are:

(i)	to develop and monitor the Corporation’s overall approach to corporate governance issues;

(ii)	to recommend to the Board the nominees for election and re-election as members of the Board; and

(iii)	to review the performance of the Board as a whole and of its Committees.

The Board has delegated to the Governance Committee the responsibility for developing and monitoring the Corporation’s overall approach to corporate governance and implementing and administering the governance system. The Governance Committee has established position descriptions for the Board as a whole, each Board Committee, individual directors, the Chair of the Board and the Chief Executive Officer. The Committee reviews these mandates annually, and makes recommendations for amendments where appropriate.

The Governance Committee is responsible for recommending to the Board the nominees for election or re-election to the Board. The Governance Committee is also responsible for the ongoing assessment of the effectiveness and contribution of the Board, its committees and the individual directors and regularly analyzes the strengths, skills and experience on the Board to determine if changes are required taking into account the strategic direction of the Corporation.  A copy of the text of the Governance Committees’ terms of Reference is attached as Schedule G to this Circular.

The Governance Committee conducts an annual review of the Board as a whole, each Committee and individual directors. All directors are surveyed to obtain feedback on the effectiveness of the Board, the Committees and individual directors. The review covers the operation of the Board and the Committees, the adequacy of the information given to directors, communications between the Board and management and strategic direction and processes. The Governance Committee makes recommendations to the Board based on the results of the review.

The Governance Committee met four times in the year ended December 31, 2009.

AVAILABILITY OF DOCUMENTS

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Financial information is provided in the Corporation’s financial statements and management’s discussion and analysis for the Corporation’s most recently completed financial year.  The Corporation will provide to any person or company, upon request to the Corporate Secretary, one copy of the following documents:

(a)
the Corporation’s latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, filed with the applicable securities regulatory authorities;

(b)
the comparative financial statements of the Corporation filed with the applicable securities regulatory authorities for the Corporation’s most recently completed year in respect of which such financial statements have been issued, together with the report of the auditors thereon, management’s discussion and analysis and any interim financial statements of the Corporation filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements; and

(c)
the management proxy circular of the Corporation filed with the applicable securities regulatory authorities in respect of the most recent annual meeting of Shareholders of the Corporation which involved the election of directors.

Copies of the above documents will be provided, upon request to the Corporate Secretary, free of charge to security holders of the Corporation.  The Corporation may require the payment of a reasonable charge by any person or company who is not a security holder of the Corporation, and who requests a copy of such document.

SHAREHOLDER PROPOSALS

The final date by which the Corporation must receive a proposal for any matter that a person entitled to vote at an annual meeting proposes to raise at the next annual meeting of the Corporation is December 13, 2010.

DIRECTORS’ APPROVAL OF THIS CIRCULAR

The contents and the sending of this Management Proxy Circular have been approved by the Board of directors of the Corporation.

DATED at Vancouver, British Columbia this 19th day of March, 2010.

By order of the Board of directors
(Signed) Valerie Seager
Corporate Secretary

SCHEDULE A
RESTRICTED SHARE UNIT PLAN

CATALYST PAPER CORPORATION

2007 RESTRICTED SHARE UNIT PLAN

March 28, 2007, as amended April 29, 2009 and April 28, 2010

CATALYST PAPER CORPORATION

2007 RESTRICTED SHARE UNIT PLAN

1.	PURPOSE

1.1
This Plan has been established by the Corporation to provide long-term incentives to executives of the Corporation and its Subsidiaries for the success of the Corporation and its Subsidiaries, to support the objectives of employee ownership, to foster a responsible balance between short term and long term results, and to build and maintain a strong spirit of performance and entrepreneurship.

2.	PLAN DEFINITIONS AND INTERPRETATIONS

In this Plan, the following terms have the following meanings:

(a)	“Account” means the bookkeeping account established and maintained by the Corporation for each Participant in which the number of Share Units of the Participant are recorded;

(b)
“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

(c)
“Beneficiary” means any person designated by the Participant as his or her beneficiary under the Plan in accordance with Section 13.1 or, failing any such effective designation, the Participant’s estate;

(d)	“Board” mean the Board of Directors of the Corporation;

(e)	“Committee” means the Governance and Human Resources Committee of the Board or any other committee or person designated by the Board to administer the Plan;

(f)
“Corporation” means Catalyst Paper Corporation and its respective successors and assigns, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board or any person or committee that has been designated for the purpose by the Board including, without limitation, the Committee;

(g)	“Director” means a director of the Corporation;

(h)
“Disability” means, with respect to a Participant, any physical or mental state of the Participant such that as a result of illness, disease, mental or physical disability or similar cause, the Participant is unable to fulfill the Participant’s obligations as a director of the Corporation or under the Participant’s employment agreement with the Participant’s Employer, either for any consecutive six month period or for any six month period (whether or not consecutive) in any consecutive twenty-four (24) month period;

(i)	“Employee” means an employee of the Corporation or any of its Subsidiaries or any combination or partnership of such corporations;

(j)
“Employer” means, with respect to a Participant who is a Director, the Corporation, and with respect to a Participant who is an Employee, the Corporation, the Subsidiary or the combination or partnership of such corporations that employs the Participant or that employed the Participant immediately prior to the Participant’s Termination Date;

(k)	“Expiry Date” means, with respect to Share Units granted to a Participant, the date which is two years after the Participant’s Termination Date;

(l)	“Fiscal Year” means a fiscal year of the Corporation;

(m)
“Grant Agreement” means an agreement between the Corporation and a Participant under which Share Units are granted, together with such amendments, deletions or changes thereto as are permitted under the Plan;

(n)	“Grant Date” of a Share Unit means the date a Share Unit is granted to a Participant under the Plan;

(o)	“Insider” has the meaning provided for purposes of the TSX relating to Security Based Compensation Arrangements;

(p)
“Market Value” with respect to a Share as at any date means the arithmetic average of the closing price of the Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date (or, if the Shares are not then listed and posted for trading on the TSX, on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Corporation).  In the event that the Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the Market Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(q)	“Participant” means a Director of the Corporation or an individual who is a bona fide full time Employee who has been designated by the Corporation for participation in the Plan;

(r)	“Payout Date” means a date selected by the Corporation, in accordance with and as contemplated by Section 3.3 and Section 6.1;

(s)	“Plan” means this Catalyst Paper Corporation 2007 Restricted Share Unit Plan;

(t)
“Reorganization” means any (i) capital reorganization, (ii) merger, (iii) amalgamation, (iv) offer for Shares of the Corporation which if successful would entitle the offeror to acquire all of the Shares of the Corporation or all of one or more particular class(es) of securities of the Corporation to which the offer relates, (v) sale of a material portion of the assets of the Corporation, or (vi) arrangement or other scheme of reorganization;

(u)	“Retirement” means the retirement of a Participant from employment with his or her Employer in accordance with the normal retirement policy of his or her Employer;

(v)	“Security Based Compensation Arrangement” has the meaning defined in the provisions of the TSX Company Manual relating to security based compensation arrangements;

(w)	“Shareholders” means the holders of Shares;

(x)
“Shares” mean Common Shares of the Corporation and includes any securities of the Corporation into which such units may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed, pursuant to a Reorganization or otherwise;

(y)
“Share Unit” means a unit credited by means of an entry on the books of the Corporation to a Participant pursuant to the Plan, representing the right to receive, subject to and in accordance with the Plan, for each Vested Share Unit one Share, at the time, in the manner, and subject to the terms, set forth in the Plan and the applicable Grant Agreement;

(z)	“Stock Exchange Rules” means the applicable rules of any stock exchange upon which Shares are listed;

(aa)	“Subsidiary” means an entity (including a partnership) in which the Corporation holds, directly or indirectly, a majority voting interest;

(bb)
“Termination Date” means the date on which a Participant ceases, for any reason, to be an active Director or an active Employee, and, in the case of a Participant who is a Director and who ceases to be a Director as a result of any action taken by the Board of Directors or the Shareholders of the Corporation, such date shall be the date the Director ceases to be a Director; and in the case of a Participant who is an Employee, where the employment is terminated by the Employer, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided;

(cc)	“TSX” means the Toronto Stock Exchange; and

(dd)
“Vested Share Units” shall mean Shares in respect of which all vesting terms and conditions set forth in the Plan and the applicable Grant Agreement have been either satisfied or waived in accordance with the Plan.

2.2
In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

3.	GRANT OF SHARE UNITS AND TERMS

3.1
The Corporation may grant Share Units to such Participant or Participants in such number and at such times as the Corporation may, in its sole discretion, determine, as a bonus or similar payment in respect of services rendered by the Participant for a Fiscal Year or otherwise as compensation.

3.2
At the option of the Participant, the amount payable to the Participant under any bonus, profit sharing or gain-sharing program by the Corporation, or a Subsidiary in respect of a Fiscal Year, or a portion thereof, may be provided in the form of Share Units in lieu thereof, provided the Participant so elects prior to the completion of the relevant Fiscal Year.

3.3	In granting any Share Units pursuant to Section 3.1 or Section 3.2, the Corporation shall designate:

(a)	the number of Share Units which are being granted to the Participant;

(b)	any time or performance based or other conditions as to vesting of the Share Units to become Vested Share Units; and

(c)	the Payout Date, which shall in no event be later than the Expiry Date and, unless otherwise determined on the Grant Date, shall be the third anniversary of the Grant Date.

which shall be set out in the Grant Agreement.

3.4
Subject to the terms of the Plan, the Corporation may determine any other terms or conditions with respect to the vesting of Share Units granted pursuant to Section 3.1, in whole or in part, to become Vested Share Units or the provision of Shares under the Plan, including without limitation:

(a)	length of time of service to the Employer by a Participant;

(b)	the market price of the Shares;

(c)	the return to Shareholders, with or without reference to other comparable businesses;

(d)	the financial performance or results of the Corporation, a Subsidiary, or business share thereof;

(e)	other performance criteria relating to the Corporation, a Subsidiary, or business share thereof;

(f)	ownership of Shares by a Participant;

(g)	restrictions on the re-sale of Shares acquired under the Plan including escrow arrangements; and

(h)	any other terms and conditions the Corporation may in its discretion determine with respect to vesting;

which shall be set out in the Grant Agreement.

The conditions may relate to all or a portion of the Share Units in a grant and may be graduated such that different percentages (which may be greater or lesser than 100%) of the Share Units in a grant will become Vested Share Units depending on the extent of satisfaction of one or more such conditions.

The Corporation may, in its discretion, subsequent to the Grant Date of a Share Unit, waive any such terms or conditions or determine that they have been satisfied.

4.	GRANT AGREEMENT

4.1
Each grant of a Share Unit will be set forth in a Grant Agreement containing terms and conditions required under the Plan and such other terms and conditions not inconsistent herewith as the Corporation may, in its sole discretion, deem appropriate.

5.	SHARE UNIT GRANTS AND ACCOUNTS

5.1	An Account shall be maintained by the Corporation for each Participant. On the Grant Date, the Account will be credited with the Share Units granted to a Participant on that date.

5.2
A Participant’s Account shall, unless otherwise determined by the Corporation, from time to time until the Participant’s Termination Date, be credited with additional Share Units, the number of which shall be the quotient determined by dividing: one hundred per cent (100%) of the cash distributions that would have been paid to the Participant if the Share Units in his or her Account on the relevant record date for a cash distribution on the Shares had been Shares by the Market Value of a Share on the payment date of such cash distribution, with fractions computed to three decimal places.  Share Units credited to a Participant’s Account pursuant to this Section 5.2 shall vest, and be payable, in accordance with Section 6.1 to the extent that they are in respect of Share Units granted to the Participant that have become Vested Share Units.

6.	PAYOUTS

6.1
On each Payout Date, the Participant shall be entitled to receive, and the Corporation shall issue, Shares equal in number to the Vested Share Units in the Participant’s Account to which the Payout Date relates.

6.2
The number of Shares to be issued or provided shall be equal to the whole number of Vested Share Units.  Where the number of Share Units would result in the issue of a fractional Share Unit in the form of a fractional Share, the number of Share Units to be issued in the form of Shares shall be rounded down to the next whole number of Share Units.  No fractional Shares shall be issued or provided nor shall cash be paid at any time in lieu of any such fractional interest.  Any such fractional interests of a Share Unit which, together with other fractional interests, form a whole Share Unit, shall be issued or provided in the form of a Share as part of the Share Units to be issued or provided to the Participant on the next applicable Payout Date, if any.

6.3
Shares issued by the Corporation from treasury under this Plan shall be considered fully paid in consideration of past service that is no less in value than the fair equivalent of the money the Corporation would have received if the Shares had been issued for money.

6.4
Subject to and in accordance with any Applicable Law, the Corporation may, but is not obligated to, acquire issued and outstanding Shares in the market for the purposes of providing Shares to Participants under the Plan.  The Shares acquired for this purpose shall not be included for the purpose of the determining the maximum number of Shares to be issued under the Plan in accordance with Section 10.1.

6.5
If so determined by the Corporation, in lieu of the issue or provision of Shares, the Corporation may satisfy the issuance or provision of Shares under the Plan, in whole or in part, by the payment of a cash amount to a Participant on the Payout Date.  The amount of such payment shall be equal to the number of Shares in respect of which the Corporation makes such a determination, multiplied by the Market Price on the Payout Date, subject to any applicable withholding tax.

7.	TERMINATION OF EMPLOYMENT AND FORFEITURES

7.1
Unless otherwise determined by the Corporation at any time, on a Participant’s Termination Date, any Share Units in a Participant’s Account which are not Vested Share Units shall terminate and be forfeited.

7.2
Notwithstanding section 8.1, where a Participant ceases to be a Director or Employee by reason of Retirement, death or Disability or a Director ceases to be a Director at the request of the Board or as a result of a vote of Shareholders, then in respect of each grant of Share Units made to such Participant pursuant to Section 3.1, that number of Share Units equal to the product of (i) the number of Share Units relating to that grant multiplied by (ii) a fraction, the numerator of which shall be the number of months between the applicable Grant Date and the Participant’s Termination Date (rounded up to the nearest whole number of months) and the denominator of which shall be the total number of months between the Grant Date and the date that all the Share Units relating to that grant would have become fully Vested Share Units, assuming any applicable terms or conditions under Section 3.4 had been satisfied, shall become Vested Share Units, and not terminate nor be forfeited on the Participant’s Retirement, death, or termination of employment or directorship by reason of Disability.

7.3
Notwithstanding Section 8.1, where a Participant ceases to be an Employee as a result of the termination of his or her employment without cause, then in respect of each grant of Share Units made to such Participant, at the Corporation’s discretion, all or a portion of such Participant’s Share Units may be made fully Vested Share Units or may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion.

8.	FORFEITED UNITS

8.1
Notwithstanding any other provision of the Plan or a Grant Agreement, Share Units granted hereunder shall terminate on, if not redeemed or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after, the Expiry Date.

9.	ALTERATION OF NUMBER OF SHARES SUBJECT TO THE PLAN

9.1
In the event that the Shares shall be subdivided or consolidated into a different number of Shares or a distribution shall be declared upon the Shares payable in Shares, the number of Share Shares then recorded in the Participant’s Account shall be adjusted by replacing such number by a number equal to the number of Shares which would be held by the Participant immediately after the distribution, subdivision or consolidation, should the Participant have held a number of Shares equal to the number of Share Shares recorded in the Participant’s Account on the record date fixed for such distribution, subdivision or consolidation.

9.2
In the event there shall be any change, other than as specified in Section 9.1, in the number or kind of outstanding Shares or of any shares or other securities into which such Shares shall have been changed or for which they shall have been exchanged, pursuant to a Reorganization or otherwise, then there shall be substituted for each Share referred to in the Plan or for each share into which such Share shall have been so changed or exchanged, the kind of securities into which each outstanding Share shall be so changed or exchanged and an equitable adjustment shall be made, if required, in the number of Share Units then recorded in the Participant’s Account, such adjustment, if any, to be reasonably determined by the Committee and to be effective and binding for all purposes.

9.3
In the case of any such substitution, change or adjustment as provided for in this Section 9, the variation shall generally require that the aggregate Market Value of the Share Units then recorded in the Participant’s Account prior to such substitution, change or adjustment will be proportionately and appropriately varied so that it be equal to such aggregate Market Value after the variation.

10.	MAXIMUM NUMBER OF SHARES TO BE ISSUED

10.1	Subject to adjustment, the maximum number of Shares issuable under the Plan shall be 9,500,000 Shares.

10.2
The maximum number of Shares issuable to Insiders pursuant to the Plan, together with any Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 10% of the total number of outstanding Shares.  The maximum number of Shares issued to Insiders pursuant to the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, within any one year period, shall not exceed 10% of the total number of outstanding Shares.

11.	AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

11.1
The Board may, without notice and without Shareholder approval, at any time and from time to time, amend the Plan or any provisions thereof in such manner as the Corporation, in its sole discretion, determines appropriate

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan,

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Plan,

(c)	to change the vesting provisions of Share Units or the Plan; and

(d)	to change the termination provisions of Share Units or the Plan which does not entail an extension beyond the original expiry date of the Share Units;

provided, however, that:

(e)
no such amendment of the Plan may be made without the consent of each affected Participant in the Plan if such amendment would adversely affect the rights of such affected Participant(s) under the Plan; and

(f)	shareholder approval shall be obtained in accordance with the requirements of the Toronto Stock Exchange for any amendment that results in:

(i)	an increase in the maximum number of Shares issuable pursuant to the Plan;

(ii)	an extension of the Expiry Date for Share Units granted to Insiders under the Plan;

(iii)	other types of compensation through Share issuance;

(iv)	an expansion of the rights of a Participant to assign Share Units other than as set forth in Section 14.2; or

(v)	the addition of additional categories of participants, other than as contemplated by Section 9, requires the approval of Shareholders by a majority of the votes cast at a meeting of Shareholders.

11.2
If the Corporation terminates the Plan, Share Units previously credited shall, at the discretion of the Corporation, either (a) be settled immediately in accordance with the terms of the Plan in effect at such time, or (b) remain outstanding and in effect and settled in due course in accordance with the applicable terms and conditions.

12.	ADMINISTRATION

12.1
Unless otherwise determined by the Board, the Plan shall be administered by the Committee subject to Applicable Laws.  The Committee shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations and to make such other determinations as it deems necessary or desirable for the administration of the Plan.  All actions taken and decisions made by the Committee shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Participants and their beneficiaries and legal representatives, each Subsidiary and the Corporation.  All expenses of administration of the Plan shall be borne by the Corporation.

12.2
The Corporation shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties.  At such times as the Corporation shall determine, the Corporation shall furnish the Participant with a statement setting forth the details of his or her Share Units including the Grant Date and the Vested Share Units and unvested Share Units held by each Participant.  Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Corporation within 30 days after such statement is given to the Participant.

13.	BENEFICIARIES AND CLAIMS FOR BENEFITS

13.1
Subject to the requirements of Applicable Law, a Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant.  The Participant may, subject to Applicable Law, change such designation from time to time.  Such designation or change shall be in such form and executed and filed in such manner as the Corporation may from time to time determine.

14.	GENERAL

14.1
The transfer of an employee from the Corporation to a Subsidiary, from a Subsidiary to the Corporation or from a Subsidiary to another Subsidiary, shall not be considered a termination of employment for the purposes of the Plan, nor shall it be considered a termination of employment if a Participant is placed on such other leave of absence which is considered by the Corporation as continuing intact the employment relationship.

14.2
The Plan shall enure to the benefit of and be binding upon the Corporation, its successors and assigns.  The interest of any Participant under the Plan or in any Share Unit shall not be transferable or assignable other than by operation of law, except, if and on such terms as the Corporation may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a Participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the Participant, the Participant’s spouse, the Participant’s minor children or the Participant’s minor grandchildren, and after his or her lifetime shall enure to the benefit of and be binding upon the Participant’s Beneficiary.

14.3
The Corporation’s grant of any Share Units or issuance of any Shares hereunder is subject to compliance with Applicable Law applicable thereto.   As a condition of participating in the Plan, each Participant agrees to comply with all Applicable Law and agrees to furnish to the Corporation all information and undertakings as may be required to permit compliance with Applicable Law.

14.4
The Corporation or a Subsidiary may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Corporation or the Subsidiary will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant. The Corporation shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling on behalf of a Participant any Shares which would otherwise be issued or provided to a Participant hereunder.

14.5	A Participant shall not have the right or be entitled to exercise any voting rights, receive any distribution or have or be entitled to any other rights as a Shareholder in respect of any Share Units.

14.6
Neither designation of an employee as a Participant nor the grant of any Share Units to any Participant entitles any Participant to the grant, or any additional grant, as the case may be, of any Share Units under the Plan.  Neither the Plan nor any action taken thereunder shall interfere with the right of an Employer of a Participant to terminate a Participant’s employment at any time.  Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall be considered as extending the period of employment for the purposes of the Plan.

14.7	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any employee’s employment with the Corporation or a Subsidiary.

14.8
The Plan shall be an unfunded obligation of the Corporation.  Neither the establishment of the Plan nor the grant of any Share Units or the setting aside of assets by the Corporation (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust.  The right of the Participant or Beneficiary to receive payment pursuant to the Plan shall be no greater than the right of other unsecured creditors of the Corporation.

14.9
This Plan is established under the laws of the Province of British Columbia and the rights of all parties and the construction of each and every provision of the Plan and any Share Units granted hereunder shall be construed according to the laws of the Province of British Columbia.

14.10	This Plan is hereby instituted this 28th day of March, 2007 and amended this 29th day of April, 2009.

SCHEDULE B
COMPLIANCE WITH CORPORATE GOVERNANCE GUIDELINES

The Board of directors has reviewed the Corporate Governance Guidelines established by the Canadian Securities Administrators under National Policy 58-201 (the “Governance Guidelines”). The Board believes the Corporation’s governance practices meet or exceed the Governance Guidelines. The following description summarizes the Corporation’s corporate governance practices and its compliance with the Governance Guidelines.

Guideline 3.1 Composition of the Board	The Board should have a majority of independent directors.
Does the Corporation comply?	Yes
Discussion
All of the directors, with the exception of Mr. Garneau, who is the Chief Executive Officer of the Corporation and Mr. Jean, who received consulting fees of $5,000 from the Corporation in 2009, are independent within the meaning of the Governance Guidelines.

Guideline 3.2 Composition of Board	The Chair should be an independent director.
Does the Corporation comply?	Yes
Discussion	The Chair of the Board is Michel Desbiens, an independent director.
Guideline 3.3 Meetings of Independent Directors	The independent directors should hold regularly scheduled meetings at which members of management are not in attendance.
Does the Corporation comply?	Yes
Discussion
At each regularly scheduled Board meeting and meetings of the Governance, Human Resources and Compensation Committee and Audit Committee, an “in-camera” session is held at which only independent directors are present. During 2009, five in-camera sessions were held at the Board meetings, four at the Governance Committee meetings, four at the Human Resources and Compensation Committee meetings and four at the Audit Committee meetings.

Guideline 3.4 Board Mandate	The Board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the Corporation, including responsibility for:

(a)   to the extent feasible, satisfying itself as to the integrity of the chief executive officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b) adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;
(c) the identification of the principal risks of the Corporation’s business, and ensuring the implementation of appropriate systems to manage these risks;
(d) succession planning (including appointing, training and monitoring senior management);
(e) adopting a communication policy for the Corporation;
(f) the Corporation’s internal control and management information system; and
(g) developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation.
The written mandate of the Board should also set out:
(i) measures for receiving feedback from security holders, and
(ii) expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

Does the Corporation comply?	Yes
Discussion	A copy of the text of the Administrative Guidelines and Terms of Reference for the Board, which addresses the items referred to above, is attached to this Management Proxy Circular as Schedule C.
Guideline 3.5 Positions Descriptions
The Board should develop clear position descriptions for the chair of the Board and the chair of each Board committee. In addition, the Board, together with the CEO, should develop a clear position description for the CEO, which includes delineating management’s responsibilities. The Board should also develop or approve the corporate goals and objective that the CEO is responsible for meeting.

Does the Corporation comply?	Yes
Discussion
The Board has developed written mandates for each of the Board as a whole, the Chair of the Board, each Board committee, individual directors, and the Chief Executive Officer which sets out the responsibilities of each of these entities. The Terms of Reference for each Board Committee set out the responsibilities of the chair of the respective Committee. Copies of the Terms of Reference for each of the Board, Board Committees, Chair, individual directors, and Chief Executive Officer are available at the Corporation’s website at www.catalystpaper.com. The Human Resources and Compensation Committee reviews and approves, at the beginning of each year, corporate objectives for the Chief Executive Officer. At the end of the year the Committee evaluates the Chief Executive Officer’s performance against those objectives.

Guideline 3.6 Orientation
The Board should ensure that all new directors receive a comprehensive orientation. All new directors should fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that the Corporation expects from its directors). All new directors should also understand the nature and operation of the Corporation’s business.

Does the Corporation comply?	Yes
Discussion
Under the guidance of the Governance Committee, the Corporation conducts an orientation program for new directors that includes a review of the Corporation’s business and operations, meetings with all members of the executive and visits to the Corporation’s manufacturing facilities.

Guideline 3.7 Continuing Education
The Board should provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Corporation’s business remains current.

Does the Corporation comply?	Yes
Discussion
From time to time the Corporation arranges for certain outside service providers to attend Board meetings to provide pertinent information to the directors on a variety of issues, such as, for example, current compensation trends. In addition, the Corporation’s Chief Financial Officer, Vice President and Treasurer and representatives from the Corporation’s auditors regularly review with the Board specific accounting issues, and changes to accounting practices that are relevant to the Corporation. The Board generally visits one of the Corporation’s manufacturing facilities at least once a year.

Guideline 3.8 Code of Business Conduct and Ethics
The Board should adopt a written code of business conduct and ethics (a “code”). The code should be applicable to directors, officers and employees of the Corporation. The code should constitute written standards that are reasonably designed to promote integrity and to deter wrongdoing. In particular, it should address the following issues:

(a) conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;
(b) protection and proper use of corporate assets and opportunities;
(c) confidentiality of corporate information;

(d) fair dealing with the Corporation’s security holders, customers, suppliers, competitors and employees;
(e) compliance with laws, rules and regulations; and
(f) reporting of any illegal or unethical behavior.
Does the Corporation comply?	Yes
Discussion
The Corporation has a Code of Corporate Ethics and Behaviour which applies to all directors, officers, and employees. The Code of Corporate Ethics and Behaviour can be viewed on the Corporation’s website at www.catalystpaper.com and is filed on SEDAR at www.sedar.com. The Code of Corporate Ethics and Behaviour sets out the standards of conduct that apply to each person’s performance of his or her duties and is designed so that the Corporation’s affairs are conducted fairly, honestly and in strict compliance with its legal obligations. The Corporation also has in place procedures for the submission of confidential, anonymous complaints by employees regarding accounting, auditing and internal controls.

Guideline 3.9 Monitoring Compliance with Code
The Board should be responsible for monitoring compliance with the code. Any waivers from the code that are granted for the benefit of the Corporation’s directors or executive officers should be granted by the Board (or a Board committee) only.

Does the Corporation comply?	Yes
Discussion
The Board monitors compliance with the Code of Corporate Ethics and Behaviour through the Chief Executive Officer and senior management. All salaried employees are required to annually confirm in writing that they have complied with the Code. The terms of reference for the Board provide that any waivers from the Code for the benefit of the Corporation’s directors or corporate officers may only be granted by the Board or, if delegated by the Board, a Board Committee.

Guideline 3.10 Nomination of directors	The Board should appoint a nominating committee composed entirely of independent directors.
Does the Corporation comply?	Yes
Discussion	The Governance Committee, which is composed entirely of independent directors, is responsible for recommending to the Board nominees for election or re-election to the Board.
Guideline 3.11 Written Charter for Nomination Committee
The nominating committee should have a written charter that clearly establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. In addition, the nominating committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

Does the Corporation comply?	Yes
Discussion
The Governance Committee operates in accordance with written Terms of Reference, which address the matters referred to above. A copy of the Governance Committee Terms of Reference is available at the Corporation’s website at www.catalystpaper.com and is attached to this Management Proxy Circular as Schedule E.

Guideline 3.12 Adopt Process to Consider and Assess Competencies
Prior to nominating or appointing individuals as directors, the Board should adopt a process involving the following steps:
(a)  Consider what competencies and skills the Board, as a whole, should possess. In doing so, the Board should recognize that the particular competencies and skills required for one issuer may not be the same as those required for another.

(b)  Assess what competencies and skills each existing director possesses. It is unlikely that any one director will have all the competencies and skills required by the Board. Instead, the Board should be considered as a group, with each individual making his or her own contribution. Attention should also be paid to the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

The Board should also consider the appropriate size of the Board, with a view to facilitating effective decision-making. In carrying out each of these functions, the Board should consider the advice and input of the nominating committee.

Does the Corporation comply?	Yes
Discussion
The Board has delegated to the Governance Committee the responsibility for the ongoing assessment of the Board and directors. The Committee annually assesses the composition of the Board taking into consideration the current strength, skills and experience of the Board, retirement dates, and the strategic direction of the Corporation. The Committee considers the competencies and skills that the current Board as a whole, and individual directors, possess in making its recommendations to the Board.

Guideline 3.13 Nomination Committee Responsible for Identifying Qualified Individuals
The nominating committee should be responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees for the next annual meeting of shareholders.

Does the Corporation comply?	Yes
Discussion	The Terms of Reference for the Governance Committee require the committee, in consultation with the Chair of the Board and the CEO, to recommend to the Board nominees for election.
Guideline 3.14 Nomination Committee Consider Competencies and Skills	In making its recommendations, the nominating committee should consider: (a) the competencies and skills that the Board considers to be necessary for a Board, as a whole, to possess;
(b) the competencies and skills that the Board considers each existing director to possess; and
(c) the competencies and skills each new nominee will bring to the boardroom.
Does the Corporation comply?	Yes
Discussion
The Terms of Reference of the Governance Committee require that it take the foregoing criteria into account in making its recommendations to the Board. From time to time the Governance Committee may engage the services of an outside search consultant to assist it in identifying the best possible candidates.

Guideline 3.15 Compensation Committee Composed of Independent Directors	The Board should appoint a compensation committee composed entirely of independent directors.
Does the Corporation comply?	Yes
Discussion
The Board has delegated to the Human Resources and Compensation Committee the responsibility for reviewing and making recommendations regarding the compensation of executive management and directors. Each member of the Committee is independent.

Guideline 3.16 Written Charter for Compensation Committee
The compensation committee should have a written charter that establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members or subcommittees), and the manner of reporting to the Board. In addition, the compensation committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

Does the Corporation comply?	Yes
Discussion
The Terms of Reference of the Human Resources and Compensation Committee address the foregoing criteria. The Terms of Reference are reviewed annually and updated as required. A copy of the Terms of Reference are attached to this Management Proxy Circular as Schedule F.

Guideline 3.17 Compensation Committee Responsible for Corporate Goals, Recommendations to Board, Reviewing Executive Compensation
The compensation committee should be responsible for:
(a)   reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and determining (or making recommendations to the Board with respect to) the CEO’s compensation level based on his evaluation;

(b) making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and
(c) reviewing executive compensation disclosure before the issuer publicly discloses this information.
Does the Corporation comply?	Yes
Discussion
The Human Resources and Compensation Committee determines the compensation of the Corporation’s directors and officers. The Committee annually reviews the compensation philosophy and guidelines for executive management as well as the individual compensation of each member of the executive, and reports its conclusions to the Board for its consideration and approval. The Committee also administers the Corporation’s stock option plan, restricted share unit plan and any other share based compensation plan, if applicable, and makes recommendations regarding the granting of stock options and restricted share units to executive management and other key employees of the Corporation.

The Committee reviews and approves, at the beginning of each year, corporate objectives for the Chief Executive Officer. At the end of the year the Committee reviews the CEO’s performance and evaluates it against those objectives. The results of this evaluation, as well as recommendations regarding the CEO’s compensation, are reported to the Board.

The Human Resources and Compensation Committee is responsible for annually reviewing the directors’ compensation plan and making recommendations to the Board.
Guideline 3.18 Regular Board Assessments	The Board, its committees and each individual director should be regularly assessed regarding his, her or its effectiveness and contribution. An assessment should consider:
(a) in the case of the Board or a Board committee, its mandate or charter, and
(b) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.
Does the Corporation comply?	Yes
Discussion
The Governance Committee annually reviews the terms of references for the Board, each committee, the Chair, individual directors and CEO and makes recommendations for amendment where appropriate. The Committee conducts an annual review of the Board as a whole, each Committee and individual directors. All directors are surveyed to obtain feedback on the effectiveness of the Board, the Committees and individual directors. The review covers the operation of the Board and the Committees, the adequacy of the information given to directors, communications between the Board and management and strategic direction and processes. The Governance Committee makes recommendations to the Board based on the results of the review.

SCHEDULE C
CATALYST PAPER CORPORATION
BOARD ADMINISTRATION GUIDELINES AND TERMS OF REFERENCE

ADMINISTRATIVE GUIDELINES

1.
The board of directors (the “Board”) assumes responsibility for the stewardship of Catalyst Paper Corporation (the “Corporation”). While, in law, the Board is called upon to supervise the management of the business, this is done by proxy through the President and Chief Executive Officer (“CEO”) who is charged with the day-to-day leadership and management of the Corporation.

2.
The Board has the statutory authority and obligation to protect and enhance the assets of the Corporation. Although directors are elected by the shareholders to bring special expertise or a point of view to Board deliberations, the best interests of the Corporation must be paramount at all times.

3.	The capital and maintenance expenditure authority levels for the President and Chief Executive Officer are outlined in Appendix A to these Guidelines.

4.	Terms of reference for the Board, the Chair, a director, committees and the CEO are annually reviewed by the Governance Committee and any changes are recommended to the Board for approval.

5.	Every year the Board reviews and approves a long range strategic plan and one-year operating and capital plans for the Corporation.

6.	The Board has determined that the appropriate size for the Board is between 8 and 12 members.

7.	All directors stand for election every year.

8.	Directors must retire by age 70 except where otherwise agreed by the Board.

9.
The Board does not believe that directors who retire from or otherwise change their current executive position responsibilities should necessarily retire from the Board.  There should, however, be an opportunity for the Board, through the Governance Committee, to review the appropriateness of continued Board membership.

10.	The Board believes there should be a majority of independent1 directors on the Board and no more than two inside2 directors on the Board.

11.
The Board supports the concept of the separation of the role of Chair from that of the CEO. The Board is able to function independently of management when necessary and the Chair's role is to effectively manage and provide leadership to the Board and to interface with the CEO.  The Chair will be an independent director.

12.
The Board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which include the performance of the business, the accomplishment of long-term strategic objectives and other non-quantitative objectives established at the beginning of each year.

13.
The CEO has the special responsibility to manage and oversee the required interfaces between the Corporation and the public and to act as the principal spokesperson for the Corporation. This includes the responsibility for managing the equity and other financial market interfaces on behalf of the Corporation.

14.	The Chair of the Board, with the assistance of the CEO and the Secretary, will establish the agenda for each Board Meeting. Each Board member is free to suggest the inclusion of items on the agenda.

15.	The Board will meet at least five times per year and schedule regular meetings two years in advance.

1 A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators National Instrument 58-101 Disclosure of Corporate Governance Practices; and (ii) any other applicable legislation or policy.
2 An inside director is defined as an officer or employee of the Corporation or any of its subsidiaries.

16.
Materials will generally be delivered electronically at least five days in advance of meetings for items to be acted upon, with printed copies to follow as requested by the directors.  Presentations on specific subjects at Board meetings will only briefly summarize the material sent to directors so that discussion can be focused on issues relevant to the material.

17.
The Board encourages the CEO to bring employees into Board meetings who can provide additional insight into the items being discussed because of personal involvement in these areas, and/or employees who represent future potential who the CEO believes should be given exposure to the Board.

18.
The Board is responsible, in fact as well as in procedure, for selecting candidates for Board membership. The Board delegates the screening process involved to the Governance Committee with input from the Chair and the CEO.

19.	The Governance Committee will annually assess the effectiveness and contribution of the Board, its committees and each individual director.

20.
Committees established by the Board analyze in depth policies and strategies, usually developed by management, which are consistent with their terms of reference.  They examine proposals and where appropriate make recommendations to the full Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so.

21.
The current committees of the Board include the Audit Committee, the Governance Committee, the Human Resources and Compensation Committee and the Environmental, Health and Safety Committee.  From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

22.	Committee members and committee chairs are appointed by the Board and where possible, consideration is given to having directors rotate their committee assignments.

23.	Committees annually review their terms of reference and changes are recommended to the Board through the Governance Committee for approval.

24.	Succession and management development plans will be reviewed by the Human Resources and Compensation Committee and reported annually by the CEO to the Board.

25.	Directors are required to own, in the aggregate, a minimum of 25,000 Deferred Share Units, restricted share units and/or common shares within two years of election.

26.	The Board will ensure that directors receive a comprehensive orientation regarding the Corporation and its operations and that directors receive the necessary ongoing education.

27.	The Board will meet regularly on an “in camera” basis without inside directors or management present.

29.
The Board and a committee of the Board may engage separate independent counsel and/or advisors at the expense of the Corporation.  An individual director may engage separate independent counsel and/or advisors at the expense of the Corporation in appropriate circumstances with the approval of the Chair.

30.
The Corporation has provided, on its website, information advising shareholders and other interested parties on how to contact the Corporation.  Shareholders and other individuals may communicate directly with the Board by addressing written correspondence to the Board at the corporate address set out on the website.  Mail marked “Confidential - For the Catalyst Paper Board of Directors” will be forwarded by management of the Corporation, unopened, to the Chair or to the director to whom the mail is particularly addressed.  A director who receives any such mail will discuss any relevant issues set forth in the correspondence with the Chair or the chair of the applicable committee.  This procedure is intended to be a means by which shareholders can provide feedback or direct specific concerns to directors.  It is not intended to be used as a mechanism for sending routine correspondence, such as analysts reports, to the Board.

31.	These Board Guidelines are reviewed and approved annually by the Board.

APPENDIX A

CAPITAL AND MAINTENANCE EXPENDITURE AUTHORITY LEVELS

President and Chief Executive Officer Authority Level
	Capital Expenditures	Maintenance Expenditures

Planned	$4 million	$10 million
Unplanned	$2 million	$5 million
Supplemental Expenditures on previously approved capital or maintenance projects	Cost overruns that are less than the lesser of (i) $500,000, or (ii) 15% of the total cost of the project

Board of Directors Authority Level
	Capital Expenditures	Maintenance Expenditures

Planned	Above $10 million	Above $10 million
Unplanned	Above $5 million	Above $5 million

TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS

I.           Purpose

A.	The primary responsibility of the Board is to foster the long-term success of the Corporation.

B.
The Board has the responsibility for the stewardship of the Corporation.  It is responsible for overseeing the conduct of the business of the Corporation and supervising management, which is responsible for the day-to-day conduct of business. In addition to the Board’s objective to enhance and preserve shareholder value, it is the overall responsibility of the Board to ensure that the Corporation meets its obligations on an ongoing basis and operates in a reliable and safe manner. In performing its functions, the Board also considers the legitimate interests that other stakeholders such as employees, suppliers, customers and communities may have in the Corporation. In supervising the conduct of the business, the Board through the CEO shall set the standards of conduct for the Corporation.

II.           Procedures and Organization

A.
The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The capital and maintenance authority levels for the President and Chief Executive Officer are outlined in the Administrative Guidelines for the Board.

B.           The Board retains the responsibility for managing its own affairs including:

(i)	selecting its Chair;

(ii)	nominating candidates for election to the Board;

(iii)	constituting committees of the Board; and

(iv)	determining director compensation.

C.
Subject to the By-laws of the Corporation and the Canada Business Corporations Act, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

III.           Duties and Responsibilities

A.           Selection of Management

(i)
The Board has the responsibility for the appointment and replacement of the CEO.  The Board has the responsibility to monitor the CEO’s performance, to approve the CEO’s compensation and to provide advice and counsel in the execution of the CEO’s duties.

(ii)
Acting upon the advice of the CEO and the recommendation of the Human Resources and Compensation Committee the Board has the responsibility for approving the appointment and remuneration of executive management.

(iii)
The Board is responsible for satisfying itself as to the integrity of the CEO and other corporate officers and for ensuring that the CEO and other corporate officers create a culture of integrity throughout the Corporation.

(iv)	The Board has the responsibility for ensuring that plans have been made for executive management succession, which will include the appropriate training and monitoring of executive management.

B.           Monitoring and Acting

The Board has the responsibility:

(i)	for monitoring the Corporation's progress towards its goals, and revising and altering its direction through management in light of changing circumstances;

(ii)	for approving any payment of dividends and new financings;

(iii)	for identifying the principal risks of the Corporation’s business and taking all reasonable steps to ensure the implementation of appropriate systems to manage these risks; and

(iv)	for directing management to ensure systems are in place for the implementation and integrity of the Corporation's internal control and management information systems.

C.           Governance

The Board is responsible, either directly or through delegation to an appropriate committee, to develop the Corporation’s approach to corporate governance.

D.           Strategy Determination

The Board has the responsibility:

(i)	to review with management the mission of the business, its objectives and goals, and the strategy by which it proposes to reach those goals;

(ii)	to adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business; and

(iii)	to review progress with respect to the achievement of the goals established in the strategic plans.

E.           Policies and Procedures

The Board has the responsibility:

(i)	to approve and, directly or indirectly through management, monitor compliance with all significant policies and procedures by which the Corporation is operated;

(ii)
to approve and, directly or indirectly through management, monitor compliance with the Corporation’s Code of Corporate Ethics and Behaviour applicable to all directors, officers and employees of the Corporation.  Any waivers from the Code of Corporate Ethics and Behaviour for the benefit of the Corporation’s directors or officers may only be granted by the Board or, if delegated by the Board, a Board committee; and

(iii)
to direct management to implement systems which are designed to ensure that the Corporation operates at all times in accordance with its Code of Corporate Ethics and Behaviour and within applicable laws and regulations.

F.           Compliance Reporting and Corporate Communications

The Board has the responsibility:

(i)	to ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(ii)	to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

(iii)	to ensure that the Corporation has appropriate disclosure controls and procedures that enable information to be recorded, processed, summarized and reported within the time periods required by law;

(iv)	to ensure the timely reporting of any developments that are required to be disclosed by applicable law;

(v)	to report annually to shareholders on the Board’s stewardship for the preceding year (the Annual Report);

(vi)
to approve the Corporation’s communications policy and ensure that the Corporation has in place practices to enable it to communicate effectively with its shareholders, stakeholders and the public generally; and

(vii)	to ensure the Corporation has in place in its communications policy measures for receiving feedback from shareholders.

IV.           General Legal Obligations of the Board of Directors

A.	The Board is responsible for directing management to ensure that legal requirements have been met, and that documents and records have been properly prepared, approved and maintained.

B.	The Canada Business Corporations Act identifies the following as legal requirements for the Board and individual directors:

(i)	to manage or supervise the management of the affairs and business of the Corporation including the relationships among the Corporation, its subsidiaries, their shareholders, directors and officers;

(ii)	to act honestly and in good faith with a view to the best interests of the Corporation; and

(iii)	to exercise the care, diligence and skill of a reasonably prudent person.

C.	In particular, it should be noted that no committee of directors has the authority to:

(i)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(ii)	fill a vacancy among the directors or in the office of the auditor or appoint additional directors;

(iii)	issue securities except as authorized by the directors;

(iv)	issue shares of a series, except as authorized by the directors;

(v)	declare dividends;

(vi)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(vii)
pay a commission to any person in consideration of that person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares, except as authorized by the directors;

(viii)	approve a management proxy circular;

(ix)	approve a take-over bid circular or directors’ circular;

(x)	approve any financial statements; or

(xi)	adopt, amend or repeal the By-laws of the Corporation.

All of the foregoing matters must be considered by the Board as a whole.

SCHEDULE D
CATALYST PAPER CORPORATION
AUDIT COMMITTEE TERMS OF REFERENCE

I.           Purpose

The purpose of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, identifying and monitoring the management of the principal risks that could impact the financial reports of the Corporation, reviewing the systems of corporate controls which management and the Board have established, monitoring auditor independence and the audit process, and monitoring the financial administration of the pension plans for employees of the Corporation which are managed by it.  The Committee is directly responsible for overseeing the work of the external auditors.  The Committee also provides an avenue of communication among the external auditor, internal auditor, management and the Board.

More specifically the purpose of the Committee is to satisfy itself that:

A.
The Corporation’s annual financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation and to recommend to the Board whether the annual financial statements should be approved.

B.
The financial information contained in the Corporation’s quarterly financial statements and report, Annual Report and other financial publications such as Management’s Discussion and Analysis, the Annual Information Form and information contained in any other material disclosure document is fairly presented in all material respects and to recommend to the Board whether these materials should be approved.

C.
The Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements.  This would include appropriate disclosure controls and procedures that enable financial information to be recorded, processed, summarized and reported within the time periods required by law.

D.
The external auditor is independent and qualified and the internal and external audit functions have been effectively carried out and any matter which the internal or the external auditors wish to bring to the attention of the Board has been addressed. The Committee will also recommend to the Board the re-appointment or appointment of auditors and their remuneration.

The Committee will also report and make recommendations to the Board in respect of the administrative aspects of pension plan investment policy, the performance of the investment portfolios and compliance with government pension legislation.

II.           Composition and Terms of Office

A.	Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three directors to serve on the Committee, each of whom shall be an independent director.1

B.
All members shall be financially literate, (as defined by applicable legislation). At least one member shall have accounting or related financial management expertise and, if required by applicable legislation, at least one member shall be a financial expert.

C.           The Committee Chair shall be appointed by the Board.

D.           The Committee Chair shall:

(i)	provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee’s objectives;

1 A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators Multilateral Instrument 52-110 – Audit Committees; and (ii) any other applicable legislation or policy.  In order to be in a  position to satisfy certain U.S. requirements, the members of the Audit Committee must also satisfy certain NYSE requirements.

(ii)	coordinate the agenda, information packages and related events for Committee meetings with the Chief Financial Officer; and

(iii)	chair Committee meetings.

E.
Any member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

F.
The Committee will meet at least four times per year. The meetings will be scheduled to permit timely review of the interim and annual financial statements. Additional meetings may be held as deemed necessary by the Chair of the Committee or as requested by any member or by the internal or external auditors.

G.
A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members.  Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

H.	The Committee will meet regularly with management, the internal auditors and the external auditors in separate sessions.

I.	The minutes of all meetings of the Committee will be provided to the Board.

J.	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

K.	The Committee shall choose as its Secretary such person as it deems appropriate.

L.
The internal and external auditors shall be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee, and shall appear before the Committee when requested to do so by the Committee.

III.           Authority and Responsibilities

A.           Audit Committee Terms of Reference

The Committee shall review and assess the adequacy of its terms of reference at least annually and submit its terms of reference to the Board for approval.

B.           Financial Reporting Control Systems

The Committee shall:

(i)	review reports from senior officers outlining any significant changes in financial risks facing the Corporation;

(ii)	review the management letter of the external auditors and the Corporation’s responses to suggestions made;

(iii)
review any new appointments to senior positions with financial reporting responsibilities and pre-approve the hiring to a financial reporting oversight role of any person who had been employed by the Corporation’s external auditors within one year prior to the commencement of procedures for the current audit engagement; and

(iv)
annually, as of the end of the Corporation’s fiscal year, in consultation with management, external auditors and internal auditors, evaluate the Corporation’s internal controls and procedures for financial reporting,  discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures and review significant findings prepared by the external auditors and the internal auditors together with management’s responses.

C.           Interim Financial Statements

The Committee shall:

(i)
review interim financial statements with Corporation officers prior to their release and, if applicable, recommend their approval to the Board; this will include a detailed review of quarterly and year-to-date results and management’s discussion and analysis; and

(ii)	review narrative comment and associated press releases accompanying interim financial statements.

D.           Annual Financial Statements and Other Financial Information

The Committee shall:

(i)	review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

(ii)
obtain summaries of significant issues regarding accounting principles, practices and significant management estimates and judgments, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration;

(iii)
obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by Corporation officers;

(iv)	review and discuss reports from external auditors on:

(a)	all critical accounting policies and practices to be used;

(b)
all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor;

(c)	other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences; and

(d)	the external auditors attestation of management’s internal control report if required by applicable law;

(v)
review disclosures made to the Committee by the CEO and CFO during their certification process for any statutory documents about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;

(vi)	review with management, including the CEO and CFO, management’s internal control report required to be included in any statutory document;

(vii)	review and investigate complaints and confidential submissions to the Corporation or the Committee regarding internal controls or questionable accounting or auditing matters;

(viii)	review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

(ix)	review and discuss the annual financial statements and the auditors’ report thereon with the Corporation’s officers and the auditors;

(x)	review the Annual Report and other annual public information documents including the Annual Information Form, Management’s Discussion and Analysis and any related press releases;

(xi)	provide to the Board a recommendation as to whether the annual financial statements should be approved;

(xii)	ensure that appropriate disclosure controls and procedures are in place and annually assess the adequacy of such procedures;

(xiii)	review the Corporation’s various sources of risk and management’s plans to mitigate such risk including insurance, hedging, etc.; and

(xiv)	review the actuarial funding status of the pension plans managed by the Corporation.

E.           External Audit Terms of Reference, Reports, Planning and Appointment

The external auditor shall report directly to the Committee.  The Committee shall:

(i)
review the audit plan with the external auditors and oversee the work of the external auditors in preparing and issuing the auditors’ report and performing other audit, review or attest services for the Corporation;

(ii)	annually review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors’ independence;

(iii)	discuss with the external auditors, without management present, matters affecting the conduct of their audit and other corporate matters;

(iv)	consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles;

(v)
recommend to the Board each year the retention or replacement of the external auditors; if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition;

(vi)	annually review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditors;

(vii)
pre-approve all non-audit services to be performed by the external auditors that are not prohibited by law (unless such approval is not required by applicable law), provided that the Chair of the Committee may pre-approve a specified type of non-audit services that have a value equal to up to CDN$100,000.  All non-audit services pre-approved by the Chair shall be presented to the Committee at its first scheduled meeting following such pre-approval;

(viii)	ensure the rotation of the lead or coordinating audit partner having primary responsibility for the audit as required by law; and

(ix)	review and approve the Corporation’s hiring policies regarding employees and former employees of the Corporation’s present and former external auditors.

F.           Internal Audit and Legal Compliance

The Committee shall:

(i)	review quarterly the significant reports of the internal audit function together with management’s response to those reports;

(ii)	annually review the mandate, planned activities, budget and resources of the internal audit function for the coming year;

(iii)	review legal matters with the Corporation’s legal counsel;

(iv)
establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls and auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

G.           Material Disclosure Documents

The Committee shall review the contents of any financial information within any prospectus, information circular or other material disclosure documents prior to their release and recommend to the Board whether these materials should be approved.

H.           Pension Plans

The Committee shall:

(i)
establish, review and if appropriate recommend to the Board amendment of the funding and investment objectives for pension trust funds established in connection with pension plans for employees of the Corporation and its subsidiaries for the purpose of meeting the long term obligations arising from such pension plans and complying with the appropriate pension legislation;

(ii)
review and evaluate recommendations from the Retirement Plan Committee on the appointment and termination of investment managers, external auditors, actuaries, trustees and/or custodians and approve the appointment or change in such service providers;

(iii)	report to the Board on the investment of all pension trust funds of the Corporation and its subsidiaries at not fewer than two meetings each year; and

(iv)	approve material changes to the documentation for the Plans.

In giving effect to the foregoing, the Committee will approve procedures by which it will oversee the Retirement Plan Committee of Management of the Corporation, which respectively has management responsibility for the administration of pension plan benefits and the investment of pension plan assets.

IV.           Accountability

A.	The Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

B.
The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee. The Committee may retain and compensate independent counsel and other persons having special expertise to assist it in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C.
The Committee is authorized to communicate directly with the internal and external auditors and request the presence, at any meeting, of a representative from the external auditors, senior management, internal audit, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

V.           Committee Timetable

The timetable outlined on the following pages outlines the Committee’s schedule of activities during the year.

Terms of Reference for the Audit Committee - Forward Agenda

Meeting Timing	February	April	July	October
Agenda Item
A. Financial Reporting Control Systems
(i) Review reports from senior officers outlining changes in financial risks.	X	X	X	X
(ii) Review management letter of external auditor and Corporation’s responses to suggestions made.		X
(iii) Review any new appointments to senior positions with financial reporting responsibilities.	X	X	X	X
(iv) Obtain assurance from both internal and external auditors regarding the overall control environment and the adequacy of accounting system controls.	X	X	X	X
(v) Review financial statement certification process and disclosure controls and procedures.			X
(vi)   Review procedures for receipt and treatment of complaints regarding accounting controls or auditing matters and confidential, anonymous submission of concerns regarding accounting or auditing matters.
X
(vii) Receive and review external auditors report on critical accounting policies.			X
B. Interim Financial Statements
(i) Review interim financial statements with Corporation prior to their release and recommend their approval to the Board.	X	X	X	X
(ii) Review management’s discussion and analysis and associated press releases, accompanying interim financial statements.	X	X	X	X
C. Annual Financial Statements and Other Financial Information
(i) Review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements.	X	X	X	X
(ii) Obtain summaries of significant transactions, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration.	X	X	X	X
(iii)   Obtain draft annual financial statements in advance of the committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by Corporation officers.
X
(iv) Review summary of the status of any material pending or threatened litigation, claims and assessments.	X	X	X	X
(v) Discuss the annual financial statements and the auditors’ report thereon in detail with Corporation officers and the auditors.	X
(vi) Review critical accounting policies, alternative treatments of financial information and material communication between management and external auditors.	X	X	X	X
(vii) Review the annual report and other annual public information documents, including management’s discussion and analysis and earnings press release.	X
(viii) Provide to the Board a recommendation as to whether the annual financial statements should be approved.	X
(ix) Review risk management plans such as insurance programs.				X
(x) Review hedging programs and policies		X

(xi) Review actuarial funding status of Pension Plans.	X
(xii) Assess adequacy of disclosure controls and procedures.			X
D. External Audit Terms of Reference, Reports, Planning and Appointment.
(i) Review the audit plan with the external auditors				X
(ii) Discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters.	X
(iii)   Recommend to the Board the retention or replacement of the external auditors. If there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition.
X
(iv) Assess independence of external auditors. Ensure rotation of lead or coordinating audit partner having primary responsibility for the audit as required by law.	X
(v) Review and approve engagement of external auditors for non-audit services.	X
(vi) Review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditor.		X
(vii) Review hiring policies regarding employees of external auditor.			X
E. Internal Audit Reports and Planning
(i) Review the summary report of the internal audit function for the past year.	X
(ii) Review planned activities and resources of the internal audit function for the coming year.		X
F. Governance Matters
(i) Review Audit Committee terms of reference.	X
(ii) Review key accounting and finance policies.			X
G. Material Disclosure Documents
(i) Review the contents of any material disclosure document prior to their release and recommend their approval to the Board.	X	X	X	X
H. Pension Plans.
(i) Review pension committee terms of reference			X
(ii). Review pension plan Investment Guidelines and Objectives.			X
(iii) Review management reports on quarterly pension fund investment performance.	X	X	X	X
(iv) Report to board on pension fund investment performance.	X		X

SCHEDULE E

CATALYST PAPER CORPORATION
GOVERNANCE COMMITTEE TERMS OF REFERENCE

I.           Purposes
A.
The purpose of the Governance Committee (the "Committee") is to provide a focus on Board governance that will enhance corporate performance, to assess and make recommendations regarding Board effectiveness, and to establish a process for identifying, recruiting and re-commending candidates for membership on the Board.

B.	For the purposes hereof, “Executive Management” means all members of the Executive of the Corporation and such other officers of subsidiaries of the Corporation as may be designated by the Board.

II.           Composition and Terms of Office
A.	Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three members to the Committee. Each member of the Committee shall be independent.1

B.	The Committee Chair shall be appointed by the Board.

C.	The Committee Chair shall:

(i)	provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee’s objectives;

(ii)	coordinate the agenda, information packages and related events for committee meetings with the appropriate members of management; and

(iii)	chair Committee meetings.

D.
Any Committee member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

E.	The Committee shall meet at least four times per year. Additional meetings may be held as deemed necessary by the Committee Chair or as requested by any member.

F.
A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

G.
The Committee may invite such directors, officers and employees of the Corporation as it may see fit from time to time to attend meetings and assist in the discussion and consideration of the business of the Committee, but without voting rights.

H.
The Committee shall keep regular minutes of proceedings and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board at such times as the Board may, from time to time, require.

I.	The Committee shall choose as its Secretary such person as it deems appropriate.

J.	The Committee shall meet in camera, without management present, at the end of each regularly scheduled Committee meeting.

 1 A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators National Instrument 58-101 Disclosure Corporate Governance Practices; and (ii) any other applicable legislation or policy.

III.           Duties and Responsibilities

The Committee shall:

A.
Annually develop and update a long term plan for the composition of the Board that takes into consideration the current strengths, skills and experience on the Board, retirement dates and the strategic direction of the Corporation.

B.
In consultation with the Chair of the Board and the CEO, recommend to the Board nominees for election and re-election as members of the Board of the Corporation.  In making such recommendations, the Committee shall consider:

(i)	the competencies and skills that the Committee considers to be necessary for the Board, as a whole, to possess;

(ii)	the competencies and skills that the Committee considers each existing director to possess; and

(iii)	the competencies and skills each new nominee will bring to the Board.

C.	Review, monitor and make recommendations regarding new director orientation and the ongoing development of existing Board members.

D.	Develop and monitor the Corporation’s overall approach to corporate governance issues and, subject to approval by the Board, implement and administer the system.

E.	Advise the Board or any of the committees of the Board of any corporate governance issues which the Committee determines ought to be considered by the Board or any such committees.

F.
Assess the independence and qualifications of the members of each of the committees of the Board as required by applicable law and make recommendations to the Board regarding the composition of such committees.

G.	Review with the Board, on a regular basis, but not less than annually, the role of the Board, the terms of reference for each of the committees of the Board, the Chair, a director and the CEO.

H.	Review with the Board, on a regular basis, the methods and processes by which the Board fulfills its duties and responsibilities, including without limitation:

(i)	the size of the Board;

(ii)	the number and content of meetings;

(iii)	the annual schedule of issues to be presented to the Board at its meetings and those of its committees;

(iv)	material which is to be provided to the directors generally and with respect to meetings of the Board or its committees;

(v)	resources available to the directors; and

(vi)	the communication process between the Board and management.

I.	Make recommendations to the Board regarding changes or revisions to the Board Manual.

J.
Establish and administer a process (including a review by the full Board and discussion with management) for evaluating the effectiveness of the Board as a whole, the committees of the Board and each individual director.

K.
Monitor compliance by Executive Management with the Corporation’s Code of Corporate Ethics and Behaviour, including reviewing with legal counsel the adequacy and effectiveness of the Corporation’s procedures to ensure proper compliance.  The Committee shall also recommend amendments to the Corporation’s Code of Corporate Ethics and Behaviour to the Board, as the Committee deems appropriate.

M.	Prepare recommendations for the Board regarding any reports or disclosure required or recommended on corporate governance.

N.	Have such other powers and duties as delegated to it by the Board.

IV.           Accountability
A.	The Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

B.
The Committee may retain and compensate such outside advisors as may be necessary to assist the Committee in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C.
The Committee is authorized to request the presence at any meeting, but without voting rights, of a representative from the external advisors, senior management, legal counsel or anyone else it considers to be able contribute substantively to the subject of the meeting and assist in the discussion and consideration of the business of the Committee, including directors, officers and employees of the Corporation.

V.           Committee Timetable
A.	The timetables on the following pages outline the Committee’s schedule of activities during the year.

Terms of Reference for the Governance Committee - Forward Agenda

Meeting Timing	February	April	July	October
Agenda Item
1.Board Composition
a) Review Board composition and succession				X
b) Recommend nominees for election and re-election	X
2.Review independence and qualifications of Committee members.	X
3.Review director orientation program			X
4.Review Board Manual			X
5.Set Board forward agenda				X
6.Review Committee Terms of Reference				X
7.Review Code of Corporate Ethics and Behaviour		X
8.Review Board, Chair and committee performance		X
9.Review Board compensation	X
10.Approve statutory disclosure re: governance	X
11.Review limits for senior management participation on outside Boards			X
12.Receive notice of proposed memberships on outside Boards	X	X	X	X
13.Confirm in writing non-indemnification of senior management on outside Boards	X	X	X	X

SCHEDULE F
CATALYST PAPER CORPORATION
HUMAN RESOURCES AND COMPENSATION COMMITTEE TERMS OF REFERENCE

I.           Purposes
A.
The purpose of the Human Resources and Compensation Committee (the “Committee”) is to establish a plan of continuity for executives and other key employees, and to ensure a broad plan of executive compensation is established that is competitive and motivating in order to attract, hold and inspire the Executive Management and other key employees and to oversee compliance by Executive Management with the Corporation’s Code of Corporate Behaviour and Ethics.

B.	For the purposes hereof, “Executive Management” means all members of the Executive of the Corporation and such other officers of subsidiaries of the Corporation as may be designated by the Board.

II.           Composition and Terms of Office
A.	Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three members to the Committee. Each member of the Committee shall be independent.1

B.	The Committee Chair shall be appointed by the Board.

C.	The Committee Chair shall:

(i)	provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee’s objectives;

(ii)	coordinate the agenda, information packages and related events for committee meetings with the appropriate members of management; and

(iii)	chair Committee meetings.

D.
Any Committee member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

E.	The Committee shall meet at least four times per year. Additional meetings may be held as deemed necessary by the Committee Chair or as requested by any member.

F.
A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

G.
The Committee may invite such directors, officers and employees of the Corporation as it may see fit from time to time to attend meetings and assist in the discussion and consideration of the business of the Committee, but without voting rights.

H.
The Committee shall keep regular minutes of proceedings and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board at such times as the Board may, from time to time, require.

I.	The Committee shall choose as its Secretary such person as it deems appropriate.

J.	The Committee shall meet in camera, without management present, at the end of each regularly scheduled Committee meeting.

1 A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators National Instrument 58-101 Disclosure Corporate Governance Practices; and (ii) any other applicable legislation or policy.

III.           Duties and Responsibilities
The Committee shall:

A.	Review the organizational structure and report any significant organizational changes, along with the Committee’s recommendations, to the Board.

B.	Review management’s succession plans for Executive Management, including specific development plans and career planning for potential successors prior to their presentation to the Board.

C.	Review the compensation philosophy and guidelines for Executive Management, for recommendation to the Board for its consideration and approval.

D.	Review and recommend the compensation of each member of Executive Management, and report its conclusions to the Board for its consideration and approval.

E.
Review and make recommendations to the Board for its consideration regarding any stock option or other share-based compensation plan, pension plan or employee benefit plan to be granted to Executive Management and directors and guidelines with respect thereto.

F.	With respect to the granting of stock options, restricted share units or other share-based compensation (collectively, “Plans”) to Executive Management,

(i)	in conjunction with management, administer the Plans as determined, established and amended by the Board;

(ii)
review management’s recommendations for and approve the granting of stock options, restricted share units or other share based compensation to Executive Management and other key employees of the Corporation and its subsidiaries; and

(iii)
suggest and review any amendments which the Committee considers necessary to any Plans and make recommendations to the Board with respect to those amendments; provided however, that all amendments to such Plans shall be subject to the consideration and approval of the Board.

G.           Within any guidelines established by the Board,

(i)	in conjunction with management, administer the Pension Plan and Supplemental Retirement Plan (“SERP”) for Executive Management;

(ii)	designate key employees as Executive Management for the purposes of the SERP; and

(iii)
suggest and review any amendments which the Committee considers for the SERP and make recommendations to the Board for the consideration and approval of the Board; provided however, that all amendments to such plans be subject to the consideration and approval of the Board.

H.	Subject to the approval of the Board, review and approve benefits other than those applicable to employees generally to be granted to Executive Management including levels and types of benefits.

I.	Review and make recommendations to the Board for its consideration regarding any changes in the benefit provisions of the salaried pension plan.

J.	Consider and make recommendations to the Board for its consideration regarding all matters concerning incentive awards, perquisites and other remuneration matters with respect to Executive Management.

K.	Oversee the selection of and terms of reference for outside consultants to review the Executive Management compensation program as appropriate.

L.
With respect to boards of directors of unrelated corporations which operate for profit and which compensate members of their boards and/or significant commitments with respect to non-profit organizations,

(i)	establish a limit on the number of such boards on which individual members of Executive Management may participate;

(ii)	receive notice of proposed membership by a member of Executive Management and upon consultation with the CEO have a right to object to such membership; and

(iii)
confirm in writing, through the CEO, to such member of Executive Management that the Corporation shall not indemnify the employee nor be exposed to liability with respect to the employee’s participation on for profit boards.  In certain circumstances the Corporation’s directors’ and officers’ liability insurance may cover the employee’s participation on boards of non-profit organizations.

M.
Review and approve corporate goals and objectives applicable to the CEO, lead and implement the CEO’s review process based on such goals and objectives and report the results of the process to the Board.

N.	Review and approve the executive compensation disclosure prior to publication in the annual management proxy circular and other applicable regulatory reports.

O.	Review and approve collective agreements between the Corporation and unions representing its hourly employees.

P.	Have such other powers and duties as delegated to it by the Board.

IV.           Accountability
A.	The Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

B.
The Committee may retain and compensate such outside advisors as may be necessary to assist the Committee in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C.
The Committee is authorized to request the presence at any meeting, but without voting rights, of a representative from the external advisors, senior management, legal counsel or anyone else it considers to be able contribute substantively to the subject of the meeting and assist in the discussion and consideration of the business of the Committee, including directors, officers and employees of the Corporation.

V.           Committee Timetable
A.           The timetables on the following pages outline the Committee’s schedule of activities during the year.

Terms of Reference of the Human Resources and Compensation Committee - Forward Agenda

Meeting Timing	February	April	July	October
Agenda Item
A. Human Resource Systems
1. Review compensation philosophy		X	X	X
2. Review organization structure		X	X	X
3. Review succession and development plans				X
4. Select and retain outside review of compensation				X
5. Conduct CEO’s review process and establish CEO’s goals and objectives for coming year	X	X	X	X
B. Reports
1. Review and approve compensation disclosure for annual proxy circular	X
C. Executive Compensation Policies
1. Recommend new stock-based, pension or benefit plans for Executive Management	X			X
2. Recommend amendments to existing stock-based, pension or benefit plans for Executive Management	X			X
3. Approve benefits other than those applicable to employees generally, to be granted to Executive Management	X			X
D. Policy Administration
1. Recommend compensation of each Member of Executive Management	X	X	X	X
2. Administer Stock Option Plan, Restricted Share Unit Plan and other share-based compensation plans	X	X	X	X
3. Approve granting of stock options, restricted share units and other share-based compensation plans	X	X	X	X
4. Administer Pension Plan and Supplemental Retirement Plan	X	X	X	X
5. Designate key employees as Executive Management for purposes of SRP	X	X	X	X
6. Review key human resources policies.			X

SCHEDULE G
CATALYST PAPER CORPORATION
GOVERNANCE COMMITTEE TERMS OF REFERENCE

I.           Purposes

A.
The purpose of the Governance Committee (the "Committee") is to provide a focus on Board governance that will enhance corporate performance, to assess and make recommendations regarding Board effectiveness, and to establish a process for identifying, recruiting and re-commending candidates for membership on the Board.

B.	For the purposes hereof, “Executive Management” means all members of the Executive of the Corporation and such other officers of subsidiaries of the Corporation as may be designated by the Board.

II.           Composition and Terms of Office

A.	Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three members to the Committee. Each member of the Committee shall be independent.1

B.	The Committee Chair shall be appointed by the Board.

C.	The Committee Chair shall:

(i)	provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee’s objectives;

(ii)	coordinate the agenda, information packages and related events for committee meetings with the appropriate members of management; and

(iii)	chair Committee meetings.

D.
Any Committee member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

E.	The Committee shall meet at least four times per year. Additional meetings may be held as deemed necessary by the Committee Chair or as requested by any member.

F.
A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

G.
The Committee may invite such directors, officers and employees of the Corporation as it may see fit from time to time to attend meetings and assist in the discussion and consideration of the business of the Committee, but without voting rights.

H.
The Committee shall keep regular minutes of proceedings and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board at such times as the Board may, from time to time, require.

I.	The Committee shall choose as its Secretary such person as it deems appropriate.

J.	The Committee shall meet in camera, without management present, at the end of each regularly scheduled Committee meeting.

1A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators National Instrument 58-101 Disclosure Corporate Governance Practices; and (ii) any other applicable legislation or policy.

III.           Duties and Responsibilities

The Committee shall:

A.
Annually develop and update a long term plan for the composition of the Board that takes into consideration the current strengths, skills and experience on the Board, retirement dates and the strategic direction of the Corporation.

B.
In consultation with the Chair of the Board and the CEO, recommend to the Board nominees for election and re-election as members of the Board of the Corporation.  In making such recommendations, the Committee shall consider:

(i)	the competencies and skills that the Committee considers to be necessary for the Board, as a whole, to possess;

(ii)	the competencies and skills that the Committee considers each existing director to possess; and

(iii)	the competencies and skills each new nominee will bring to the Board.

C.	Review, monitor and make recommendations regarding new director orientation and the ongoing development of existing Board members.

D.	Develop and monitor the Corporation’s overall approach to corporate governance issues and, subject to approval by the Board, implement and administer the system.

E.	Advise the Board or any of the committees of the Board of any corporate governance issues which the Committee determines ought to be considered by the Board or any such committees.

F.
Assess the independence and qualifications of the members of each of the committees of the Board as required by applicable law and make recommendations to the Board regarding the composition of such committees.

G.	Review with the Board, on a regular basis, but not less than annually, the role of the Board, the terms of reference for each of the committees of the Board, the Chair, a director and the CEO.

H.	Review with the Board, on a regular basis, the methods and processes by which the Board fulfills its duties and responsibilities, including without limitation:

(i)	the size of the Board;

(ii)	the number and content of meetings;

(iii)	the annual schedule of issues to be presented to the Board at its meetings and those of its committees;

(iv)	material which is to be provided to the directors generally and with respect to meetings of the Board or its committees;

(v)	resources available to the directors; and

(vi)	the communication process between the Board and management.

I.	Make recommendations to the Board regarding changes or revisions to the Board Manual.

J.
Establish and administer a process (including a review by the full Board and discussion with management) for evaluating the effectiveness of the Board as a whole, the committees of the Board and each individual director.

K.
Monitor compliance by Executive Management with the Corporation’s Code of Corporate Ethics and Behaviour, including reviewing with legal counsel the adequacy and effectiveness of the Corporation’s procedures to ensure proper compliance.  The Committee shall also recommend amendments to the Corporation’s Code of Corporate Ethics and Behaviour to the Board, as the Committee deems appropriate.

M.	Prepare recommendations for the Board regarding any reports or disclosure required or recommended on corporate governance.

N.	Have such other powers and duties as delegated to it by the Board.

IV.           Accountability

A.	The Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

B.
The Committee may retain and compensate such outside advisors as may be necessary to assist the Committee in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C.
The Committee is authorized to request the presence at any meeting, but without voting rights, of a representative from the external advisors, senior management, legal counsel or anyone else it considers to be able contribute substantively to the subject of the meeting and assist in the discussion and consideration of the business of the Committee, including directors, officers and employees of the Corporation.

V.           Committee Timetable

A.	The timetables on the following pages outline the Committee’s schedule of activities during the year.

Terms of Reference of the Governance Committee - Forward Agenda

Meeting Timing	February	April	July	October
Agenda Item
1.Board Composition
a) Review Board composition and succession				X
b) Recommend nominees for election and re-election	X
2.Review independence and qualifications of Committee members.	X
3.Review director orientation program			X
4.Review Board Manual			X
5.Set Board forward agenda			X
6.Review Committee Terms of Reference			X
7.Review Code of Corporate Ethics and Behaviour		X
8.Review Board, Chair and committee performance				X
9.Approve statutory disclosure re: governance	X
10.Review limits for senior management participation on outside Boards			X
11.Receive notice of proposed memberships on outside Boards	X	X	X	X
12.Confirm in writing non-indemnification of senior management on outside Boards	X	X	X	X